Exhibit 99.3

Denison Mines Corp.

Annual General Meeting of Shareholders

Thursday, May 2, 2019

Notice of Meeting &
Management Information Circular

Dated March 20, 2019

Dear Denison Shareholder,

On behalf of the Board of Directors, I would like to invite you to attend Denison’s annual general meeting of shareholders on Thursday, May 2, 2019 at the offices of Blake, Cassels & Graydon LLP, 199 Bay Street, Suite 4000, Commerce Court West, Toronto, Ontario, Canada.

It is important to vote your shares. The attached Management Information Circular contains important information about the meeting, how you can vote, the nominated directors, governance of the Company and the compensation of Denison’s executives and directors.

You will see that there have been some exciting changes for our Board in 2019. Catherine Stefan was appointed the Chair of the Board and Jack Lundin, Patricia Volker and myself were welcomed as new additions, joining Bob Dengler, Brian Edgar, Ron Hochstein and William Rand – each of whom are standing for re-election. Mr. Seo has recently stepped down from the Board due to a change in his responsibilities at Korea Hydro Nuclear Power (“KHNP”), a strategic shareholder in the Company, and we are pleased to welcome Mr. Geun Park, who was nominated by KHNP as his highly qualfied replacement.

Over the past 12 months, Denison has transformed its view of the path forward for the Company’s 90% owned flagship asset, Wheeler River, which is the largest undeveloped high-grade uranium project located in the infrastructure rich eastern portion of the Athabasca Basin. In October 2018, Denison completed a Pre-Feasibility Study for the project, including the selection of the low-cost and environmentally friendly In-Situ Reovery (“ISR”) mining method for the Phoenix deposit. The results suggest that the Phoenix deposit could be the lowest cost uranium mining operation in the world. Accordingly, in late 2018, the Company approved the advancement of Wheeler River into the environmental assessment and feasibility study processes, ultimately moving the company closer to a development decision.

The management team continues to focus Denison’s activities on our core assets and to strategically position Denison as a high leverage Canadian focused uranium development company, poised to become Canada’s next uranium producer.

What’s Inside

Notice of Meeting

Management Information Circular…                         1

       Business of the Meeting.….…                                     5
        ● Receiving the Consolidated Financial Statements
        ● Reappointment of the Auditor
        ● Election of Directors
        ● Non-binding Advisory Vote on Executive Compensation

        ● Option Plan
        ● Share Unit Plan

       Additional Information........                                         48

Appendices:
        A.  Board of Directors' Mandate......                            49

The Board of Directors and I thank you for your continued support and interest in Denison.

Sincerely,

David Cates,
Director, President & Chief Executive Officer
Denison Mines Corp.

March 20, 2019

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

You are invited to Denison Mine Corp.’s Annual General Meeting of Shareholders.

When	Where
Thursday, May 2, 2019 9:00 a.m. Reception 9:30 a.m. Meeting	The offices of Blake, Cassels & Graydon LLP 199 Bay Street Suite 4000 Commerce Court West Toronto, Ontario M5L 1A9

The purpose of the Meeting is:
(a) to receive the consolidated financial statements of Denison Mines Corp. for the year ended December 31, 2018, along with the auditor’s report on the statements;
(b) to reappoint the auditor for the upcoming year and to authorize the directors to fix the remuneration of the auditor;
(c) to elect nine directors to the Board for the upcoming year;
(d) to consider a non-binding advisory resolution on the Company’s approach to executive compensation; and
(e) to transact such other business as may properly come before the Meeting.

Your vote is important. If you held shares in Denison Mines Corp. on March 13, 2019, you are entitled to receive notice of and vote at this Meeting or any postponement or adjournment of it.

This notice is accompanied by the Management Information Circular which describes who can vote, how to vote, and what the Meeting will cover.

The 2018 Annual Report, including the audited consolidated financial statements and related management’s discussion and analysis for the year ended December 31, 2018, has been mailed to those shareholders who requested a copy. This information is also available on Denison’s website at www.denisonmines.com, on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) of the United States Securities and Exchange Commission at www.sec.gov/edgar or by request to the Corporate Secretary of the Company at 1100 - 40 University Avenue, Toronto, Ontario M5J 1T1.

As described in the “notice and access” notification mailed to shareholders of the Company, Denison has opted to deliver its Meeting materials to shareholders by posting them on its website at www.denisonmines.com. The use of this alternative means of delivery is more environmentally friendly and more economical as it reduces the Company’s paper and printing use and the Company’s printing and mailing costs.

2019 DENISON NOTICE OF MEETING

The Meeting materials will be available on the Company’s website on March 26, 2019 and will remain on the website for one full year. The Meeting materials will also be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar on March 26, 2019.

Shareholders who wish to receive paper copies of the Meeting materials prior to the meeting may request copies from the Company by calling 1-888-689-7842 or by sending an email to info@denisonmines.com no later than April 23, 2019.

If you are not able to attend the Meeting, please vote by using the proxy form or voting instruction form included with the “notice and access” notification and return it before 9:30 a.m. (Eastern Time) on April 30, 2019 in accordance with the instructions provided.

Yours truly,

David Cates
Director, President & Chief Executive Officer
Dated March 20, 2019

2019 DENISON NOTICE OF MEETING

MANAGEMENT INFORMATION CIRCULAR
ABOUT THIS CIRCULAR

You have received this Circular because you owned shares of Denison Mines Corp. on March 13, 2019, the record date. As a Shareholder, you have the right to attend and vote, in person or by proxy, at the Annual General Meeting of Shareholders on May 2, 2019 (the “Meeting”).

Management is soliciting your proxy for the Meeting. Management’s solicitation is being made by mail and electronic means, at Denison’s expense. Proxies may also be solicited personally or by telephone by directors, officers, employees and agents of the Company.

The Board of Directors has approved the contents of this document and has directed management to make it available to you. The information in the Circular is given as of March 20, 2019 unless otherwise noted.
In this Circular, Denison or the Company means Denison Mines Corp., Shareholders means holders of Denison’s common shares and Shares means Denison’s common shares.

This Circular provides the information that you need to vote at the Meeting.
●
If you are a registered holder of Shares, you have been sent a proxy form that you can use if you choose not to vote at the Meeting.
●
If your Shares are held by a nominee, you may receive either a proxy form or voting instruction form and should follow the instructions provided by the nominee.

All amounts stated in this Circular are in Canadian dollars, unless otherwise indicated. References to “USD$” mean United States dollars.

VOTING YOUR DENISON SHARES

Registered Shareholders
If you were a registered Shareholder on the record date, you may vote in person at the Meeting or give another person authority to represent you and vote your Shares at the Meeting, as described below under “Voting by Proxy”.

Non-Registered Shareholders
Your Shares may not be registered in your name but in the name of a nominee, which is usually a trust company, securities broker or other financial institution. If your Shares are registered in the name of a nominee, you are a non-registered Shareholder. Your nominee is entitled to vote the Shares held by it on the record date. Your nominee is required to seek your instructions as to how to vote your Shares. You may vote your Shares through your nominee or in person.

To vote your Shares through your nominee, you should follow the instructions of your nominee with respect to the procedures to be followed for voting. Generally, nominees will provide non-registered Shareholders with either: (a) a voting instruction form for completion and execution by you, or (b) a proxy form, executed by the nominee and restricted to the number of Shares owned by you, but otherwise uncompleted. These procedures are to permit non-registered Shareholders to direct the voting of the Shares that they beneficially own.

2019 DENISON MANAGEMENT INFORMATION CIRCULAR

If you are a non-registered Shareholder and would like to vote your Shares in person at the Meeting, you should take the following steps:
1.  appoint yourself as the proxyholder by writing your own name in the space provided on the voting instruction form or proxy form, and
2. follow the nominee’s instructions for return of the executed form or other method of response.
Do not otherwise complete the form. Your vote, or your designate’s vote, will be taken at the Meeting.

There are two kinds of non-registered Shareholders (i) those who object to their name being made known to the issuers of securities which they own, known as objecting beneficial owners or “OBOs” and (ii) those who do not object to their name being made known to the issuers of securities they own, known as non-objecting beneficial owners or “NOBOs”.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, Denison has elected to send the notice of meeting, this Circular and proxy form (collectively, the “Meeting Materials”) indirectly to the NOBOs.

Denison intends to pay for intermediaries such as stockbrokers, securities dealers, banks, trust companies, trustees and their agents and nominees (“Intermediaries”) to forward the Meeting Materials to OBOs.

Voting by Proxy
If you will not be at the Meeting or do not wish to vote in person, we still encourage you to vote by using the proxy form or voting instruction form provided. A proxy must be in writing and must be executed by you or by your attorney authorized in writing, unless you have chosen to complete your proxy by telephone or the Internet, as described on the proxy form or voting instruction form provided.

Your Proxy Vote and Appointing a Proxyholder
On the proxy form, you can indicate how you want to vote your Shares or you can let your proxyholder decide for you.

All Shares represented by properly completed proxies received at the Toronto office of Computershare Investor Services Inc. by 9:30 a.m. (Eastern time) on April 30, 2019 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed Meeting will be voted or withheld from voting at the Meeting. Proxies should be delivered to:

Computershare Investor Services Inc. Toronto Office, Proxy Department
100 University Avenue
8th Floor
Toronto, Ontario, Canada M5J 2Y1

For more information on how to vote, Shareholders may contact Computershare by telephone at 1-800-564-6253 or by e-mail to service@computershare.com.

If you give directions on how to vote your Shares, your proxyholder must vote (or withhold from voting) your Shares according to your instructions, including on any ballot votes that take place at the Meeting. If you have not specified how to vote on a particular matter, then your proxyholder can vote your Shares as he or she sees fit. Your proxy authorizes the proxyholder to vote and act for you at the Meeting, including any continuation after an adjournment of the Meeting.

2019 DENISON MANAGEMENT INFORMATION CIRCULAR

A proxyholder is the person you appoint to act on your behalf at the Meeting and to vote your Shares. You may choose anyone to be your proxyholder, including someone who is not a Shareholder of Denison. Simply fill in the name in the blank space provided on the enclosed proxy form. If you leave the space in the proxy form blank, the persons designated in the form, who are officers of Denison, are appointed to act as your proxyholder. If you have not specified whether or how to vote on a particular matter and the persons designated in the form are appointed as your proxyholder, your Shares will be voted as follows:

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FOR the reappointment of PricewaterhouseCoopers LLP as independent auditor until the next Annual Meeting of Shareholders and the authorization of the Board of Directors to fix its remuneration;

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FOR the election as directors of all nominees listed in this Circular; and

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FOR the non-binding advisory vote on executive compensation.

Revoking Your Proxy
If you are a registered Shareholder who has given a proxy, you may revoke it by delivering a written notice, stating that you want to revoke your proxy to: The Corporate Secretary, Denison Mines Corp., 1100 - 40 University Avenue, Toronto, Ontario, Canada M5J 1T1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting, or by attending the Meeting and notifying the Chair of the Meeting prior to the commencement of the Meeting that you have revoked your proxy. A registered Shareholder may also revoke its proxy by completing and signing a proxy bearing a later date and depositing it with Computershare, provided it is received not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting.

The notice can be from you or your attorney, if he or she has your written authorization. If the Shares are owned by a corporation, the written notice must be from its authorized officer or attorney.

Additional Matters Presented at the Meeting
The proxy form or voting instruction form provided confers discretionary authority upon the persons named as proxies with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

If you sign and return the proxy form and any matter is presented at the Meeting in addition, as an amendment or a variation to the matters described in the Notice of Meeting, the Denison officers named as proxies will vote in their best judgment. When this Circular went to press, Denison’s management was not aware of any matters to be considered at the Meeting other than the matters described in the Notice of Meeting or any amendments or variations to the matters described in the Notice.

ELECTRONIC DELIVERY OF DOCUMENTS

Every year, as required by laws governing public companies, the Company delivers documentation to shareholders. In order to make this process more convenient, Shareholders may choose to be notified by email when the Company’s documentation, including the Meeting materials, is posted on the Company’s website (www.denisonmines.com) and, accordingly, such documentation will not be sent in paper form by mail other than as required by applicable laws.
Delivery in an electronic format, rather than paper, reduces costs to the Company and benefits the environment. Shareholders who do not consent to receive documentation through email notification will continue to receive such documentation by mail or otherwise, in accordance with securities laws. By consenting to electronic delivery, Shareholders:

(i)
agree to receive all documents to which they are entitled electronically, rather than by mail; and

2019 DENISON MANAGEMENT INFORMATION CIRCULAR

(ii)
understand that access to the Internet is required to receive a document electronically and certain system requirements must be installed (currently Adobe Acrobat Reader to view Adobe’s portable document format (“PDF”)). Such documents may include the interim consolidated financial reports, the annual report (including audited annual consolidated financial statements and management’s discussion and analysis (“MD&A”)), the notice of annual and/or special meeting and related management information circular and materials, and other corporate information about the Company.

 At any time, Denison may elect to not send a document electronically, or a document may not be available electronically. In either case, a paper copy will be mailed to Shareholders.

Registered Shareholders can consent to electronic delivery by completing and returning the form of consent included with the form of proxy. Non-registered Shareholders can consent to electronic delivery by completing and returning the appropriate form received from the applicable intermediary.

 Shareholders may request copies of the Meeting materials by mail at no cost for up to one year from the date the Information Circular was filed on SEDAR by email to info@denisonmines.com or by calling 1-888-689-7842. For Shareholders who wish to receive copies of the Circular in advance of the voting deadline, requests must be received no later than April 23, 2019.

Shareholders are not required to consent to electronic delivery. The Company will notify consenting Shareholders at the email address provided by the Shareholder on the form of proxy when the documents that the Shareholder is entitled to receive are posted on the Company’s website, with a link to the specific pages of the website containing the PDF document.

NOTICE AND ACCESS

The Company delivers its Meeting materials to Shareholders by posting them on its website at www.denisonmines.com, rather than mailing physical copies of the materials to all Shareholders. The Meeting materials will be available on the Company’s website on March 26, 2019 and will remain on the website for one full year. The Circular will also be available on March 26, 2019 on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) of the United States Securities and Exchange Commission at www.sec.gov/edgar.

The Company has decided to mail paper copies of the Circular to those registered and non-registered Shareholders who had previously elected to receive paper copies of the Company’s Meeting materials. All other Shareholders will receive a “notice and access” notification which will contain information on how to obtain electronic and paper copies of the Circular in advance of the Meeting and for a full year following the Meeting.

VOTING SECURITIES

Denison’s Shares are the only shares issued by the Company. On March 13, 2019, the record date for the Meeting, the Company had 589,128,908 Shares issued and outstanding, and all of these Shares are entitled to be voted at the meeting. Each Share entitles the holder to one vote on all matters at the Meeting.

In accordance with the provisions of the Business Corporations Act (Ontario) (the “OBCA”), the Company prepared a list of Shareholders on the record date of March 13, 2019. Each Shareholder named on the list will be entitled to vote at the Meeting the Shares shown on the list opposite his or her name.

2019 DENISON MANAGEMENT INFORMATION CIRCULAR

Principal Holders of Shares
To the knowledge of Denison’s directors and executive officers, no person or company beneficially owns or exercises control or direction over, directly or indirectly, more than 10% of Denison’s Shares as at March 13, 2019.

Interest of Certain Persons or Companies in Matters to be Acted Upon
No director or executive officer or any person who has held such a position since January 1, 2018, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than their election pursuant to the election of directors, as applicable.

BUSINESS OF THE MEETING

The purpose of the Meeting is:

(a) to receive the consolidated financial statements of Denison Mines Corp. for the year ended December 31, 2018, along with the auditor’s report on the statements;

(b) to reappoint the auditor for the upcoming year and to authorize the directors to fix the remuneration of the auditor;

(c) to elect nine directors to the Board for the upcoming year;

(d) to consider a non-binding advisory resolution on the Company’s approach to executive compensation; and

(e) to transact such other business as may properly come before the Meeting.

Receiving the Consolidated Financial Statements
The consolidated financial statements of the Company for the fiscal year ended December 31, 2018 are included in Denison’s 2018 Annual Report, which has been mailed to the Company’s registered and non-registered Shareholders who requested it. The 2018 Annual Report is also available on Denison’s website at www.denisonmines.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Management will be available to discuss Denison’s consolidated financial results at the Meeting, and Shareholders and proxyholders in attendance will be given an opportunity to discuss these results with management. No vote of Shareholders is required with respect to this item of business.

The Reappointment of the Auditor
The Board recommends the re-appointment of PricewaterhouseCoopers LLP (“PwC”) as the Company’s independent auditor to hold office until the end of the next annual meeting of shareholders, with the directors to fix the remuneration to be paid to PwC for their services.

You may either vote for reappointing PwC as Denison’s auditor to hold office until the end of the next annual meeting, and authorizing the directors to fix the auditors’ remuneration, or you can withhold your vote. Unless otherwise instructed, the named proxyholders will vote FOR reappointing PwC and authorizing the directors to fix PwC’s remuneration.

2019 DENISON MANAGEMENT INFORMATION CIRCULAR

The Election of Directors
The term of office of each of the present directors of the Company expires at the Meeting. The Board has nominated nine directors to be elected at the Meeting, to serve as a director until the next annual meeting unless he or she resigns or is otherwise removed from office earlier.

All of the proposed nominees are currently directors of Denison and have been directors since the dates indicated below. Each of the nominated directors is eligible to serve as a director and has expressed his or her willingness to do so.

Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by Denison’s management will be voted FOR the election of the proposed nominees. If any proposed nominee is unable to serve as a director or withdraws his or her name, the named proxyholders reserve the right to nominate and vote for another individual in their discretion.

Denison’s Board recognizes that the quality of its directors is an important factor in the overall success of the Company. Denison is committed to ensuring that its Board is composed of members who have the competencies, capabilities and diversity required to understand Denison’s business, along with the integrity and motivation required to properly discharge their fiduciary duties in the long term best interests of the Company and all of its Shareholders.

When considering the Board as a whole and assessing directors’ candidacy for the Board, the Corporate Governance and Nominating Committee follows its established guidelines for the Board’s composition, including its Diversity Policy (see “Denison’s Corporate Governance Practices – Diversity within Denison” on page 16 for a summary) and its “Guidelines for the Composition of Denison’s Board”, and seeks directors that have some or all of the following attributes:
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Financial accreditation and/or financial literacy
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Sound business experience and expertise
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Corporate governance experience
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Industry specific experience and knowledge, including mining and metallurgy and occupational health and safety
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Sustainability knowledge, including stakeholder engagement and environmental management
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Experience in government relations, operations and regulatory issues
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Financing and merger/acquisition experience
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Strong reputation within the financial and business communities
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Candidacy consistent with the Diversity Policy and the targets set thereunder
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Strong board skills, such as integrity, networking abilities, interpersonal skills, ability to think strategically and act independently
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Independence, as such term is defined by the Canadian Securities Administrators

When determining nominees for election, the Board also considers the strategic relationship agreement with KHNP Canada (the “KHNP SRA”). Under the KHNP SRA, the Board must nominate one person designated by KHNP Canada for election as a director at any Shareholder meeting where directors are to be elected, so long as KHNP Canada or an affiliate holds over 5% of the outstanding Shares. KHNP Canada has designated Mr. Geun Park as its nominee.

According to the Company’s by-laws, the Company must receive advance notice of nominations of directors by Shareholders. As at the date of this Circular, the Company has not received notice of any director nominations in connection with this year’s Meeting. Accordingly, the only persons currently nominated for election to the Board at the Meeting are the following nominees.

2019 DENISON MANAGEMENT INFORMATION CIRCULAR

Profiles of the Nominated Directors
The tables below set forth information about each nominated director as of March 20, 2019, including his or her background and experience, main areas of expertise, other exchange listed company boards of which he or she is a member and his or her equity holdings in the Company. Each director has provided the information about the securities that he or she owns or over which he or she exercises control or direction.

The Board has adopted a Share ownership requirement. Generally, within 5 years of joining the Board, Non- employee directors must own Shares with a cost of acquisition equal to three times the value of their annual retainers. The Board exempted nominees of KHNP Canada from this requirement.

David D. Cates, 36 Toronto, ON Canada Shares: 500,000 Options: 4,067,564 Share Units: 1,507,000

Mr. Cates was appointed President & CEO of Denison in 2015 and has also served as Vice President Finance, Tax & Chief Financial Officer as well as Director, Taxation during his tenure with the Company, which began in 2008. Mr. Cates also serves on the board of directors of the Canadian Nuclear Association, a non-profit organization representing the nuclear industry in Canada. Mr. Cates is a Chartered Professional Accountant (CPA, CA) and holds Master of Accounting (MAcc) and Honours Bachelor of Arts (BA) degrees from the University of Waterloo.

Mr. Cates also sits on the board of directors of GoviEx Uranium Inc. (TSX-V: GXU), Skyharbour Resources Ltd. (TSX-V: SYH).

Areas of Expertise: Finance, Management, International Business, Mergers & Acquisitions, the Mining and Exploration Industry, the Nuclear Energy Industry, Compensation, Taxation

Denison Board Details:
    ●       Director since August 9, 2018
●       Non-Independent
●       Share ownership requirement does not apply

W. Robert Dengler, 78 Aurora, ON Canada Shares: 368,040 Options: 150,000 Share Units: 65,000

Robert Dengler is a corporate director. In 2006, Mr. Dengler retired from his position as Non-Executive Vice-Chairman of Dynatec Corporation. Until January 2005, Mr. Dengler served as President and Chief Executive Officer of Dynatec Corporation, a position which he held for 25 years. Before founding Dynatec, Mr. Dengler was a partner and Vice-President & General Manager of J.S. Redpath Limited. Mr. Dengler has more than 40 years of management experience. Mr. Dengler obtained his B.Sc. from Queen’s University in 1964.

Areas of Expertise: Finance, International Business, the Mining and Exploration Industry, Compensation, Operations

Denison Board Details:
● Director since December 1, 2006; served as a director of a predecessor of Denison since 2004
●       Independent
●       Chair of the Compensation Committee
●       Chair of the Environment, Health and Safety Committee
●       Complies with Share ownership requirement

2019 DENISON MANAGEMENT INFORMATION CIRCULAR

Brian D. Edgar, 69 Vancouver, BC Canada Shares: 70,000 Options: 150,000 Share Units: 65,000

Brian Edgar is the Chairman of Silver Bull Resources Inc., a mineral exploration company listed on the TSX and the OTCMKTS. He has been a board member of Silver Bull since April, 2010. Mr. Edgar holds a Bachelor of Arts degree and a Law degree, both from the University of British Columbia. Mr. Edgar practiced Corporate and Securities law in Vancouver, BC Canada for 16 years before retiring from the law in October 1992. Since that date, Mr. Edgar has served on the board of numerous private and public mining and oil & gas companies.

Mr. Edgar also sits on the board of directors of ShaMaran Petroleum Corp. (TSX-V, Nasdaq Stockholm), Silver Bull (TSX and OTCMKTS) and Lucara Diamond Corp. (TSX, Nasdaq Stockholm).

Areas of Expertise: Finance, International Business, the Mining and Exploration Industry, Corporate Governance, Compensation

Denison Board Details:
●       Director since March 22, 2005
●       Independent
●       Chair of the Corporate Governance and Nominating Committee
●       Member of the Audit Committee
●       Complies with Share ownership requirement

Ron F. Hochstein, 57 Coquitlam, BC Canada Shares: 979,000 Options: 350,000 Share Units: 65,000

Ron Hochstein is currently the President and Chief Executive Officer of Lundin Gold Inc. Mr. Hochstein served as Executive Chairman of the Company in 2015 and as President and Chief Executive Officer from 2009 to 2015. Prior to that, Mr. Hochstein served as President and Chief Operating Officer starting in 2006 when International Uranium Corporation (“IUC”) and Denison Mines Inc. (“DMI”) combined to form the Company. Before then, Mr. Hochstein served as President and Chief Executive Officer of IUC. Mr. Hochstein joined the Company in October 1999 as Vice-President, Corporate Development and later served as Vice-President and Chief Operating Officer, prior to his appointment as President and Chief Executive Officer in April 2000. Prior to joining the Company, Mr. Hochstein was a Project Manager with Simons Mining Group and was with Noranda Minerals as a metallurgical engineer. Mr. Hochstein is a Professional Engineer and holds an M.B.A. from the University of British Columbia and a B.Sc. from the University of Alberta.

Mr. Hochstein1 is also a director of Lundin Gold Inc. (TSX, Nasdaq Stockholm).

Areas of Expertise: Finance, Management, International Business, Mining and
Exploration, Operations, Compensation

Denison Board Details:
●       Director since April 6, 2000
●       Independent
●       Member of the Environment, Health and Safety Committee
●       Complies with Share ownership requirement

2019 DENISON MANAGEMENT INFORMATION CIRCULAR

Jack O.A. Lundin, 29 Vancouver, BC Canada Shares: 250,000 Options: Nil Share Units: 32,000

Jack Lundin has been involved in the natural resource industry his entire life through exposure to several Group companies and mentorship under Messrs. Lukas, Ian and the late Adolf Lundin. He began his career in the sector working prospecting jobs on various early stage projects in Canada, Russia, Ireland and Portugal. After graduating, he worked as a commercial analyst for Lundin Norway AS., a subsidiary of Lundin Petroleum AB. Since 2016, Mr. Lundin has been employed with Lundin Gold Inc. (TSX: LUG), currently holding the position of Project Superintendent, on the construction of the world class Fruta del Norte gold project in Ecuador. Mr. Lundin received a Bachelor of Science degree in Business Administration from Chapman University and a Master of Engineering degree in Mineral Resource Engineering from the University of Arizona.

Mr. Lundin also sits on the board of directors of NGEx Resources Inc. (TSX: NGQ).

Areas of Expertise: Mining and Energy Project Economics, Mine Development and Operations, International Business

Denison Board Details:
●       Director since August 9, 2018
●       Not independent
●       Member of the Environment, Health and Safety Committee
●       Complies with Share ownership requirement

Geun Park, 47 Yongin City, Gyeonggi-do, Republic of Korea Shares: Nil Options: Nil Share Units: 32,000

Based in Korea, Mr. Park is currently General Manager of the Overseas Project Team in the Global Nuclear Business Department at Korea Hydro Nuclear Power (“KHNP”), a subsidiary of the Korea Electric Power Corporation (“KEPCO”), with responsibility for coordinating KHNP’s overseas nuclear power plant business. Mr. Park has professional expertise developed through working in the nuclear industry since 1997, and has held various positions at KHNP, including most recently the General Manager of the Nuclear Commissioning Team at the Barakah Nuclear Power Plant in the UAE (“Barakah NPP”). Prior to that, Mr. Park held the positions of Senior Manager of the Safety Team at the Barakah NPP, Senior Manager of the EU-APR Team of KHNP’s Central Research Institute, and Senior Manager of the Finland Project Team. Mr. Park has a Bachelor’s degree in Mechanical Design from Choongnam University.

Areas of Expertise: Management, Operations, Safety, Energy, International Business

Denison Board Details:
●       Director since March 7, 2019
●       Not independent
●       Share ownership requirement does not apply.

2019 DENISON MANAGEMENT INFORMATION CIRCULAR

William A. Rand, 76 Vancouver, BC Canada Shares: 165,000 Options: 150,000 Share Units: 65,000

William Rand is the President and a director of Rand Investments Ltd., a private investment company. Previously, Mr. Rand practiced corporate/securities law for nearly 25 years before retiring from the practice of law in 1992 to establish his investment company. Mr. Rand received a Bachelor of Commerce degree (Honours Economics) from McGill University, a law degree from Dalhousie University, a Master of Laws degree in international law from the London School of Economics and a Doctor of Laws honoris causa from Dalhousie University.

Mr. Rand is also a director of Lundin Mining Corporation (TSX, Nasdaq Stockholm), New West Energy Services Inc. (TSX-V) and NGEx Resources Inc. (TSX, Nasdaq Stockholm).

Areas of Expertise: Finance, Management, International Business, Compensation, Law

Denison Board Details:
●       Director since May 9, 1997
●       Independent
●       Member of the Compensation Committee
●       Complies with Share ownership requirement

Catherine Stefan, 66 Toronto, ON Canada Shares: 125,000 Options: 150,000 Share Units: 65,000

Catherine Stefan, Chair of the Denison Board, is a corporate director. Until 2016, she was President of Stefan & Associates, a consulting firm. Ms. Stefan served as Chief Operating Officer of O&Y Properties Inc. from 1996 to 1998. From 1999 until 2008, Ms. Stefan was Managing Partner of Tivona Capital Corporation, a private investment firm. Ms. Stefan obtained her Bachelor of Commerce degree from the University of Toronto in 1973. Ms. Stefan is a Chartered Professional Accountant (CPA, CA) and a member of the Institute of Corporate Directors and Women in Mining, with over 30 years of business experience, primarily in senior management of public companies in the real estate sector. Ms. Stefan’s mining experience includes her involvement with Denison and as a Director of Lundin Mining Corporation since 2015.

Ms. Stefan is also a director of Lundin Mining Corporation (TSX, Nasdaq Stockholm).

Areas of Expertise: Management, Finance, International Business, Compensation, Law

Denison Board Details:
●       Director since December 1, 2006; served as a director of a predecessor of Denison since 2004
●       Independent
●       Chair of the Board since August 9, 2018; previously Lead Director since 2015
●       Chair of the Audit Committee
●       Member of the Corporate Governance and Nominating Committee
●       Sole director on the Company’s SOX Steering Committee
●       Complies with Share ownership requirement

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Patricia M. Volker, 61 Burlington, ON Canada Shares: 60,000 Options: Nil Share Units: 32,000

Patricia Volker is a corporate director, whose experience is highlighted by over 17 years of service at the Chartered Professional Accountants of Ontario, the self-regulating body for Ontario’s Chartered Professional Accountants, including the roles of Director of Standards Enforcement and then Director, Public Accounting, which she held until her retirement on December 31, 2015. Ms. Volker served in various capacities in the accounting profession during her 30+ year career and brings a wealth of advisory, public accounting, banking and regulatory expertise to the Denison Board. Ms. Volker is a CPA, CA and CMA and holds a B.Sc. from the University of Toronto.

Ms. Volker is also a director of Labrador Iron Ore Royalty Corporation (TSX: LIF).

Areas of Expertise: Management, Finance

Denison Board Details:
● Director since August 9, 2018
●       Independent
●       Member of the Audit Committee
●       Member of the Corporate Governance and Nominating Committee
●       Complies with Share ownership requirement

Notes to Profiles of the Nominated Directors:
1.
Ron Hochstein was a director of Sirocco Mining Inc. (“Sirocco”). Pursuant to a plan of arrangement completed on January 31, 2014, Canadian Lithium Corp. amalgamated with Sirocco to form RB Energy Inc. (“RBI”). In October 2014, RBI commenced proceedings under the Companies' Creditors Arrangement Act (the “CCAA”). CCAA proceedings continued in 2015 and a receiver was appointed in May 2015. The TSX de-listed RBI’s common shares in November 24, 2014 for failure to meet the continued listing requirements of the TSX. Ron Hochstein was a director of RBI from the time of the plan of arrangement with Canadian Lithium Corp. to October 3, 2014.

Majority Voting Policy
The Board has adopted a Majority Voting Policy which provides that shareholders are entitled to vote for, or withhold from voting for, each individual director nominee at a Shareholders’ meeting. If the number of Shares withheld from any nominee exceeds the number of Shares voted for the nominee, then he or she must immediately tender his or her resignation to the Board. Denison’s Corporate Governance and Nominating Committee will review the matter and recommend to the Board whether to accept the resignation or not. The Board shall accept the resignation absent exceptional circumstances, and such resignation will be effective when accepted by the Board. The director involved does not participate in any Board or committee deliberations on the matter. The Board must announce its decision within 90 days of the applicable Shareholder Meeting.

The Majority Voting Policy applies only in circumstances involving an uncontested election of directors, meaning an election in which the number of nominees is equal to the number of directors to be elected.

2018 Attendance Record
At Denison, we believe that attendance at meetings is a critical ingredient to an engaged and effective Board. Personal attendance at Board and committee meetings is expected of all directors. Directors can participate by teleconference if they cannot attend in person. The table below shows the number of Board and committee meetings each nominated director attended in 2018.

At every Board and committee meeting, including those held by teleconference, directors have an opportunity to meet in camera without management present and the independent directors also have an opportunity to meet without the non-independent directors. The independent directors also have an in-person session annually, at which all independent directors were in attendance in 2018.

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Name	Board		Audit Committee		Compensation Committee		Environment, Health & Safety Committee		Corporate Governance & Nominating Committee
David Cates1	4 of 4	100%
Robert Dengler	7 of 7	100%			3 of 3	100%	4 of 4	100%
Brian Edgar	6 of 7	86%	4 of 4	100%					4 of 4	100%
Ron Hochstein	6 of 7	86%					4 of 4	100%
Jack Lundin1	4 of 4	100%					1 of 1	100%
William Rand	7 of 7	100%	3 of 32	100%	3 of 3	100%
Geun Park3	0 of 0	n/a
Catherine Stefan	7 of 7	100%	4 of 4	100%					4 of 4	100%
Patricia Volker1	3 of 34	100%	1 of 12	100%					1 of 1	100%
Notes:
1.
Messrs. Cates and Lundin and Ms. Volker were appointed to the Board (and various Committees of the Board) on August 9, 2018. There were 3 meetings of the Board in 2018 prior to their appointment.
2.
Mr. Rand resigned from, and Ms. Volker was appointed to, the Audit Committee effective August 9, 2018.
3.
Mr. Park joined the Board on March 7, 2019, upon the resignation of Mr. Moo Hwan Seo.
4.
A meeting of the Board of Directors was called on short notice, and as a result Ms. Volker did not receive the notice of, and was unable to attend, that meeting.

Information about Denison’s Relationship with KEPCO & KHNP
One of the nominees for election, Mr. Geun Park, is employed by KHNP, a wholly-owned subsidiary of KEPCO and the parent company of KHNP Canada. KEPCO is the primary electric utility in South Korea. KHNP operates large nuclear and hydroelectric plants in South Korea, which are responsible for over 30% of the country's electric power supply. Through its indirect corporate holdings, KEPCO is a significant Shareholder of the Company (holding approximately 9.89% of the Shares of Denison as at March 13, 2019, according to publicly available information).

As part of a general restructuring at KEPCO completed in December 2016, the Shares of Denison held by a KEPCO affiliate were transferred to KHNP Canada. Denison and KHNP Canada entered into an amended and restated strategic relationship agreement in 2017 (replacing the 2009 strategic relationship agreement with KEPCO), which continues to provide for a long-term collaborative business relationship. Under the KHNP SRA, so long as KHNP Canada or an affiliate holds more than 5% of the outstanding Shares, the Board must nominate one person designated by KHNP Canada or its affiliate for election as a director at any Shareholder meeting where directors are to be elected.

The KHNP SRA also provides KHNP Canada (a) a right of first offer if Denison intends to sell any of its substantial assets and a right to participate in certain purchases of substantial assets which Denison proposes to acquire; and (b) the right to participate in future offerings of Shares of a certain size in order to preserve its interest in the Company. To date, neither KEPCO nor KHNP have exercised such rights under the prior strategic relationship agreement or the KHNP SRA, respectively.

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Advisory Vote on the Company’s Approach to Executive Compensation
The Board has adopted a non-binding shareholder advisory vote on the Company’s approach to executive compensation. As a formal opportunity to provide their views on the disclosed objectives of the Company’s pay for performance compensation model, shareholders are asked to review and vote, in a non-binding, advisory manner, on the following resolution:

BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation as disclosed in the management information circular of the Company dated March 20, 2019.

The Compensation Committee, and the Board, will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions (see Executive Compensation for details regarding the compensation philosophy and guidelines of the Board and the performance metrics and process used to assess performance).

Shareholders who have questions or concerns, or who may vote against the resolution, are encouraged to contact the Board, to enable the Board to better understand their concerns.

Shareholders may either vote for the non-binding advisory resolution on the Company’s approach to executive compensation, or vote against. The Board recommends that Shareholders vote FOR the resolution to accept the Company’s approach to executive compensation. Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by Denison’s management will be voted FOR the approval of the resolution.

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DENISON’S CORPORATE GOVERNANCE PRACTICES

This section of the Circular describes Denison’s corporate governance practices with reference to the framework provided in National Policy 58-201 - Corporate Governance Guidelines and National Instrument 58-101 - Disclosure of Corporate Governance Practices (collectively, the “Governance Guidelines”) of the Canadian Securities Administrators.

Denison is a reporting issuer in all of the provinces of Canada and is classified as a foreign private issuer by the SEC. The Shares trade on the Toronto Stock Exchange (DML: TSX) and on NYSE American LLC (DNN: NYSE American). As such, Denison adheres to Canadian corporate governance requirements and also complies with the requirements of NYSE American. The Corporate Governance and Nominating Committee closely monitors this regulatory environment and, where applicable, makes recommendations to the Board to modify the Company’s governance practices as needed.

Denison’s Code of Ethics
The Company is committed to conducting its business in compliance with the law and the highest ethical standards. The Company has adopted a written Code of Ethics which applies to directors, officers and all employees of the Company. The Code of Ethics sets out principles and standards for honest and ethical behavior at Denison and covers the following key areas:

●
compliance with applicable laws
●
conflicts of interest
●
quality of disclosure and accountability
●
compliance with anti-bribery and corruption laws in Canada and other jurisdictions
●
insider trading
●
confidentiality and corporate opportunity
●
reporting illegal or unethical behavior

Directors, officers or employees who have concerns about violations of laws, rules or regulations, or the Code of Ethics are to report them to the Corporate Secretary or to the Chair of the Audit Committee. Following receipt of any complaints, the Corporate Secretary of the Company or Chair of the Audit Committee, as the case may be, will investigate each matter so reported and report to the Audit Committee. The Audit Committee has primary authority and responsibility for monitoring compliance with and enforcing the Code of Ethics, subject to the supervision of the Board.

The Code of Ethics is available on the Company’s website at www.denisonmines.com and has been filed on and is accessible through SEDAR under the Company’s profile at www.sedar.com.

Whistleblower Policy
In support of the Whistleblower Policy, Denison has established a third party web-based reporting service so that any employee can report any issue or instance of misconduct easily and confidentially.

The Audit Committee has established a policy and procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters (the “Whistleblower Policy”) to encourage employees, officers and directors to raise concerns regarding accounting, internal controls or auditing matters on a confidential basis, free from discrimination, retaliation or harassment. The Whistleblower Policy is available on the Company’s website at www.denisonmines.com.
In support of the Whistleblower Policy, Denison has established a third party web-based reporting service so that any employee can report any issue or instance of misconduct easily and confidentially.

Anti-bribery Policy
Denison has adopted an Anti-bribery Policy, effective August 2015 as amended in October 2017, the purpose of which is to reiterate Denison’s commitment to compliance with Canada’s Corruption of Foreign Public Officials Act (“CFPOA”), the U.S. Foreign Corrupt Practices Act (“FCPA”) and any local anti-bribery or anti-corruption laws that may be applicable. This policy applies to all officers, directors, employees and agents of the Company, and supplements the Code of Ethics and all applicable laws.

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The policy provides guidelines for compliance with the CFPOA, the FCPA and Company policies applicable to Denison’s operations world-wide. Denison’s CEO is responsible for administering and interpreting the policy under the oversight of the Audit Committee. Denison’s Anti-bribery Policy is available on the Company’s website at www.denisonmines.com.

The Disclosure Policy
Denison has developed a Disclosure Policy as part of its ongoing commitment to full and fair financial disclosure and best practices in corporate reporting and governance. This policy outlines the internal control structures that Denison has established to effectively manage the dissemination of material information to the public and remain compliant with all applicable legal and business requirements. The Disclosure Policy is available on the Company’s website at www.denisonmines.com or on SEDAR under the Company’s profile at www.sedar.com.

Shareholder Communications
The Board has put structures in place to ensure effective communication between the Company, its Shareholders and the public. The Company has established an investor relations procedure whereby most Shareholder concerns are dealt with on an individual basis, usually by providing requested information. Significant Shareholder concerns are brought to the attention of management or the Board. Shareholders are informed of developments in the Company by the issuance of timely press releases which are concurrently posted to the Company’s website and filed on SEDAR and EDGAR.

The Board monitors the policies and procedures that are in place to provide for effective communication by the Company with its Shareholders and with the public generally, including effective means to enable Shareholders to communicate with senior management and the Board. The Board also monitors the policies and procedures that are in place to ensure a strong, cohesive, sustained and positive image of the Company with Shareholders, governments and the public generally.

Shareholders, employees or other interested parties may communicate directly with the Chair of the Board and other independent directors by writing to them at Denison’s Toronto office, at the following address: Denison Mines Corp., 1100 – 40 University Avenue, Toronto, Ontario, M5J 1T1. Envelopes should be marked “Confidential” and to the attention of the appropriate party.

Executive Officer Succession Policy
The Board acknowledges that a change in executive leadership can be a critical time in a company’s history and that a smooth transition is essential to maintain the confidence of investors, business partners, customers and employees and to provide the incoming officer with a solid platform from which to move the company forward. In connection therewith, the Board has adopted an Executive Officer Succession Policy to help Denison plan for and address a change in leadership, planned or unplanned, to ensure stability. The policy is periodically reviewed by the Board and certain matters regarding its administration are delegated to the Corporate Governance & Nominating Committee.

Board Composition
Denison’s Board is currently comprised of nine directors. The size and composition of the Board reflects diversity and breadth of backgrounds and experience that the Board believes is important for effective governance and oversight of a diversified and active company.

The Board has determined that it is highly effective and well composed. Corporate governance best practices focus on developing high performing boards that have integrity and are accountable, independent and experienced. Under the stewardship of the Corporate Governance & Nominating Committee, the Denison Board has focused on meeting or exceeding the governance guidelines.

Denison has not adopted a term limit or retirement policy; the Board is of the position that no appreciable benefit would be achieved through the adoption of such policies. Organically, the Board has seen significant renewal in recent years, including the appointments of David Cates, Jack Lundin, Moo Hwan Seo and Patricia Volker in 2018 and Mr. Park in 2019.

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Diversity within Denison
Denison’s Board recognizes that diversity enriches the decision making process and is important to the Company’s good governance. The Board formally adopted a Diversity Policy in November 2014, which clarifies the Company’s commitment to identifying and considering women for its Board and in senior officer positions. Along with the adoption of the Diversity Policy and to further the Board’s goals of achieving greater gender diversity, the Board also amended the guidelines by which the Corporate Governance and Nominating Committee considers the composition of the Board and evaluates candidates to include a commitment for the committee to consider qualified female candidates for nomination to the Board. Similarly, as part of the hiring process of executive officers, management of the Company seeks inclusion for evaluation as potential candidates women having the necessary skills, knowledge and experience.

When changes to the Board were being considered in 2018, the Board made a concerted effort to ensure qualified female candidates were sought, and the Board was very pleased to have Patricia Volker, with her rich accounting and finance background, agree to join the team.

Upon adoption of the Diversity Policy, Denison set targets of at least maintaining its current level of female representation among directors and senior officers. Each year, the Corporate Governance and Nominating Committee reviews and recommends the targets set under the Diversity Policy, and measures and reports to the Board as to the Company’s annual and cumulative progress in achieving targets for representation of women within Denison. The Committee reported Denison’s female representation as at the end of 2018 as follows:

●
Two female directors on the Board (one of whom is the Chair of the Board and both of whom are members of the Audit Committee and the Corporate Governance and Nominating Committee) out of nine directors, representing 22.2% of the Board;
●
One female senior officer out of seven senior officers (with creation of a new Vice President, Commercial position in 2018), representing 14.3% of the senior officers.
●
One female out of three senior officers at the Company’s major subsidiary, DMI, representing 33.3% of the senior officers of DMI.

Denison believes that the current composition of the Board is highly effective and that the Board is well-composed. As future turnover occurs, the Corporate Governance and Nominating Committee will continue to consider gender diversity as a key factor in its nomination process. Similarly, the Company will strive to maintain its current level of gender diversity among its senior officers and among the senior officers of DMI, and will consider gender diversity as a part of the hiring decision as turnover occurs.

Independence
The Board is responsible for determining whether or not each director is independent. This assessment is made in accordance with standards of the Canadian Securities Administrators in National Instrument 52-110 – Audit Committees (“NI 52-110”) and the Governance Guidelines. With the assistance of the Corporate Governance and Nominating Committee, the Board reviews each director’s independence annually and upon the appointment or election of a new director. The Board last considered this matter at its meeting on March 7, 2019. The following table sets out the Board’s determination and reasoning with respect to each nominee for election at the Meeting:

Name	Independent	Not Independent	Commentary on Independence
David Cates		X	As President and Chief Executive Officer of the Company, Mr. Cates is not independent.
Robert Dengler	X
Brian Edgar	X

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Name	Independent	Not Independent	Commentary on Independence

Ron Hochstein	X
Mr. Hochstein had been Executive Chair and President and Chief Executive Officer of the Company, but resigned from his last position on February 11, 2016, more than three years from the date hereof. Therefore, Mr. Hochstein is independent.

Jack Lundin		X
Mr. Jack Lundin cannot be regarded as independent, as he is an immediate family member of Mr. Lukas Lundin who, within the last three years, served as Executive Chair of the Company until his resignation on August 9, 2018.

William Rand	X
Geun Park		X
Mr. Park is regarded as having an indirect material relationship which could reasonably be expected to interfere with his exercise of independent judgment, considering the Company’s strategic relationship with KHNP Canada, KHNP Canada’s significant shareholding in Denison and Mr. Park’s position with KHNP.

Catherine Stefan	X
Patricia Volker	X

In addition, the Board believes that adequate structures and processes are in place to facilitate the functioning of the Board independently of management, including:

● The Board has an independent Chair
Ms. Stefan has been appointed Chair of the Board, and previously served as the independent Lead Director. The Chair facilitates the functioning of the Board independently of management, serves as an independent leadership contact for directors and assists in maintaining and enhancing the quality of the Company’s corporate governance. With her extensive experience in corporate governance matters, Ms. Stefan is leading and managing the Board in a manner that ensures it functions independently of management, in an effective and efficient manner.

● The Audit, Compensation and Corporate Governance and Nominating Committees are entirely independent.
Aside from the Environment, Health and Safety Committee, all of the Board’s standing committees are composed entirely of independent directors. The Board has considered the membership of Mr. Lundin on the Environment, Health and Safety Committee and determined that his operational experience is a benefit to the committee and that his lack of independence does not interfere with that committee’s responsibilities or interfere with his judgment.

● The Board regularly meets without management.
The Board has an opportunity to meet in camera without management at every Board and committee meeting. In 2018, the independent directors met formally each quarter and met in person once in November. Only independent directors attend the in camera sessions of the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee, as all of the members of these committees are independent.

● The Board, a committee or an individual director may engage an independent advisor.	Individual directors may, in appropriate circumstances and with the authorization of the applicable committee or the Chair, engage independent advisors at the expense of the Company.

The Board takes steps to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest. Such steps have included the adoption of the Code of Ethics, which provides examples of conflicts of interests and outlines the procedure to be followed in situations that present an actual or potential conflict of interest (including reporting such conflict or potential conflict to the Chair of Denison’s Audit Committee).

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The Role of the Board
The Board is responsible for overseeing the management of the business and affairs of Denison, with a view to the long-term best interests of the Company. The Board has adopted a formal mandate setting out the role and responsibilities of the Board (see Appendix A). In order to delineate the roles and responsibilities of the Chair of the Board and the President and Chief Executive Officer, the Board has also adopted written position descriptions for these positions.

In discharging its stewardship over the Company, the Board has undertaken the following specific duties and responsibilities:
●
satisfying itself as to the integrity of the Chief Executive Officer and other executive officers and as to a culture of integrity throughout the Company;
●
approving, supervising and providing guidance to management on the Company’s strategic planning process;
●
identifying the principal risks of the Company’s business and ensuring management’s implementation and assessment of appropriate risk management systems;
●
ensuring that the Company has highly qualified management and adequate and effective succession plans for senior management;
●
overseeing the Company’s communications policy with its Shareholders and with the public generally; and
●
assessing directly and through its Audit Committee, the integrity of the Company’s internal control and management information systems.

Generally, operations in the ordinary course or that are not in the ordinary course and do not exceed material levels of expenditures or commitment on the part of the Company have been delegated to management. Decisions relating to matters that are not in the ordinary course and that involve material expenditures or commitments on the part of the Company generally require prior approval of the Board. As the Board has plenary power, any responsibility which is not delegated to management or a Board committee remains with the Board.

The responsibilities of the Chair of the Board include presiding over Board meetings, assuming principal responsibility for the Board’s operation and functioning independent of management and ensuring that Board functions are effectively carried out. The responsibilities and authorities of the Chair of each committee of the Board are set out in the mandate for each committee and in the Board’s mandate. Generally, the Chair of a committee leads and oversees the activities of the committee to ensure that it fulfills its mandate and operates independently of management.

The Role of the CEO
Denison’s Chief Executive Officer ("CEO") is appointed by the Board and the Board has adopted a position description for the CEO. Subject to the oversight of the Board, the CEO is responsible for the management of the Company’s business, providing leadership and vision, developing and recommending significant corporate strategies and objectives for approval by the Board, and developing and recommending to the Board annual operating budgets. Each year, the CEO develops annual objectives which are reviewed and approved by the Compensation Committee and then reported to the Board. The CEO is accountable to the Board and its committees, and the Compensation Committee conducts a formal review of his performance each year. The Board has also established limits of authority for the CEO. These are described in the Company’s delegation of authority policy, which was originally approved by the Board in 2008 and last updated effective January 1, 2018.

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Board Committees
To assist the Board with its responsibilities, in 2018 the Board had four standing committees: the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Environment, Health and Safety Committee (the “EHS Committee”). Each committee has a written mandate and reviews its mandate annually. Copies of the committee mandates are available on the Company’s website.

Each of the standing committees has responsibility in its area of expertise for identifying the principal risks in Denison’s business and monitoring management’s implementation and assessment of appropriate risk management systems.

The Audit Committee
The Audit Committee has three members:

●
Catherine Stefan (Chair)
●
Brian Edgar
●
Patricia Volker

The Board has satisfied itself that all members of the Audit Committee are independent and financially literate for the purposes of NI 52-110 and the requirements of NYSE American. All three members are also considered by the Company to have financial expertise within the meaning of the Sarbanes Oxley Act of 2002. Mr. Edgar has a law degree and practiced for 16 years in corporate finance law. In addition, he has served as President and Chief Executive Officer of a public company and served on public company boards and audit committees for over 30 years. Ms. Stefan is a Chartered Accountant and a Chartered Professional Accountant with a Bachelor of Commerce degree. In addition, she has held the position of Senior Vice President of a public company. Ms. Volker is a Chartered Professional Accountant, Chartered Accountant and a Certified Management Accountant and has served in various capacities in the accounting profession during her 30+ year career and brings a wealth of advisory, public accounting, banking and regulatory expertise to the Denison Board. Ms. Volker also chairs the audit committee of another public company, as well as chairs the finance and audit committee of a private organization board.

The Audit Committee oversees the accounting and financial reporting processes of the Company and its subsidiaries and all audits and external reviews of the financial statements of the Company, on behalf of the Board. The Audit Committee is also responsible for examining all financial information, including annual and quarterly financial statements, prepared for securities commissions and similar regulatory bodies prior to filing or delivery of the same.

The Audit Committee recommends to the Board the firm of independent auditors to be nominated for appointment by the Shareholders. All auditing services and non-audit services to be provided to the Company are pre-approved by the Audit Committee, in part to ensure that the independence of the Company’s auditor is not compromised through engaging it for other services. The Audit Committee reviews, on a continuous basis, any reports prepared by the Company’s auditor relating to the Company’s accounting policies and procedures, as well as internal control procedures and systems.

The following table discloses the fees billed to the Company by PwC during the last two fiscal years.
Financial Year		Audit-Related
Ending	Audit Fees(1)	Fees (2)	Tax Fees (3)	All Other Fees(4)
December 31, 2018	$171,434	$123,994	Nil	Nil
December 31, 2017	$173,526	$115,212	Nil	Nil
Notes:
1.
The aggregate fees billed for audit services of the Company’s consolidated financial statements.
2.
The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the Audit Fees column. Fees relate to reviews of interim consolidated financial statements and specified audit procedures not included as part of the audit of the consolidated financial statements.

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3.
The aggregate fees billed for tax compliance, tax advice, and tax planning services, such as transfer pricing and tax return preparation.
4.
The aggregate fees billed for professional services other than those listed in the other three columns.

The Audit Committee also oversees the Company’s internal audit function and oversees the Code of Ethics, the Whistleblower Policy and the Anti-bribery Policy and reviews each such policy annually. The Audit Committee has the responsibility for oversight of internal controls, including the Company’s Internal Audit Charter, and the Company’s senior internal auditor reports directly to the Chair of the Audit Committee on matters related to internal accounting controls. For additional information regarding the audit committee required by NI 52-110, please refer to the Company’s Annual Information Form under the heading “Standing Committees – Audit Committee”.

The Audit Committee is required to meet a minimum of four times each year, and it met four times in 2018. It met in camera without management present at every meeting with the external auditor.

The Compensation Committee
The Compensation Committee has two members, each of whom is independent for the purposes of section 1.4 of NI 52-110:

●
Robert Dengler (Chair)
●
William Rand

In accordance with its mandate, members of the Compensation Committee must be independent and have experience and skills relevant to executive compensation. Mr. Dengler brings over 25 years of first-hand experience working with executive compensation in the mining industry, serving as Chief Executive Officer of Dynatec Corporation. Mr. Dengler has been the Chair of Denison’s Compensation Committee since 2006 and was a compensation committee member of the Board of Directors of IAMGOLD Corporation. Mr. Rand has extensive experience in executive compensation, and is currently a compensation committee member on the boards of three public companies. Additionally, Mr. Rand draws on the skills and knowledge of executive compensation and disclosure issues which he acquired during his long career as a corporate securities lawyer.

The Compensation Committee is responsible for the Company’s executive compensation policy and determines the general compensation structure, policies and programs of the Company, including the extent and level of participation in incentive programs, for recommendation to the Board. The Compensation Committee also reviews and approves the executive compensation disclosure included in the Company’s Circular each year.

The Compensation Committee evaluates the Chief Executive Officer’s performance and recommends to the Board the elements and amounts of the Chief Executive Officer’s compensation. The Compensation Committee reviews management’s recommendations for, and approves the compensation of, the other officers of the Company. The Compensation Committee is also responsible for considering any risks associated with the Corporation’s compensation policies and practices and the steps that may be taken to mitigate any identified risks.

The Compensation Committee has also been mandated to review the adequacy and form of the compensation of directors and to ensure that such compensation realistically reflects the responsibilities and risks involved in being an effective director.

The Compensation Committee met three times during 2018 to address matters pertaining to its mandate.

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The Corporate Governance and Nominating Committee
The Corporate Governance and Nominating Committee has three members, each of whom is independent for the purposes of section 1.4 of NI 52-110:

●
Brian Edgar (Chair)
●
Catherine Stefan
●
Patricia Volker

This Committee is responsible for Denison’s approach to corporate governance, monitors the regulatory environment and recommends changes to the Company’s practices when appropriate. The Corporate Governance and Nominating Committee oversees the effective functioning of the Board and the relationship between the Board and management. The Corporate Governance and Nominating Committee ensures that the Board can function independently of management as required, makes recommendations with respect to the appointment of an independent Chair of the Board or Lead Director, identifies individuals qualified to become new Board members and recommends to the Board the director nominees at each annual meeting of Shareholders and, with the assistance of the Board and, when necessary, develops an orientation and education program for new recruits to the Board.

In identifying possible nominees to the Board, the Corporate Governance and Nominating Committee considers the competencies and skills necessary for the Board as a whole, the skills of existing directors and the competencies and skills each new nominee will bring to the Board, as well as whether or not each nominee will devote sufficient time and resources to the Board and whether he or she is independent within the meaning of the Governance Guidelines.

The Corporate Governance and Nominating Committee also annually reviews and makes recommendations to the Board with respect to: (i) the size and composition of the Board; (ii) the independence of Board members; (iii) the composition of the committees of the Board; (iv) the effectiveness and contribution of the Board, its committees and individual directors, having reference to their respective mandates, charters and position descriptions; and (v) compliance with and amendments to the Board mandates, policies and guidelines.

Early in each year the Corporate Governance and Nominating Committee distributes, receives and reviews the results of written board effectiveness assessments. The assessments question members of the Board as to their level of satisfaction with the functioning of the Board, its interaction with management and the performance of the standing committees of the Board. The Board members also conduct peer reviews and a self-assessment as to their effectiveness as a Board member. After the assessments are reviewed, the Corporate Governance and Nominating Committee reports to the Board as to the results and makes recommendations to the Board to improve the Company’s corporate governance practices. This process occurs prior to the consideration by the Corporate Governance and Nominating Committee of nominations for Board member elections at the annual meeting of Shareholders each year. In addition, the Corporate Governance and Nominating Committee reviews the Company’s disclosure of its corporate governance practices in the Company’s Circular each year.

The Corporate Governance & Nominating Committee is also responsible for talent and succession risk. In particular, the Corporate Governance and Nominating Committee has been delegated certain responsibilities under the Company's Executive Officer Succession Policy, which include reviewing the current state of succession planning matters and reporting to the Board on its findings and recommendations; assuring that Denison has in place appropriate planning to address emergency CEO succession planning in the event of extraordinary circumstances; and reviewing the policy and Denison’s CEO succession plans at least annually.

The Corporate Governance and Nominating Committee met four times during 2018.

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The Environment, Health and Safety Committee
The EHS Committee currently has three members:

●
Bob Dengler (Chair)
●
Ron Hochstein
●
Jack Lundin

The mining industry, by its very nature, can have an impact on the natural environment and can involve certain risks to employees. As a result, environmental planning and compliance and safety programs must play a very important part in the operations of any company engaged in these activities. The Company takes these issues very seriously and has established the EHS Committee to oversee the Company’s efforts to act in a responsible and concerned manner with respect to matters affecting the environment, health and safety and its stakeholders. The EHS Committee met four times during 2018.

Director Education
The Board encourages directors and senior management to participate in appropriate professional and personal development activities, courses and programs, and supports management’s commitment to the training and development of all permanent employees.

Director education is implemented in the following ways at Denison:
● An on-line board portal dedicated exclusively to the Board
In addition to storing meeting materials, Denison’s board portal houses a reference manual, which includes corporate information, industry information, regulatory and governance updates and corporate policies. As a hosted website dedicated to our Board, the portal is current and available to directors wherever they are.

● Management Presentations to the Board and to Committees
When appropriate, management prepares and presents relevant information to Board members. For instance, at each regular Board meeting, the Chief Executive Officer provides an industry and market update. Similarly, the Company’s legal counsel also provides directors and senior officers of the Company with summary updates of any developments relating to the duties and responsibilities of directors and officers and to any other corporate governance matters. Denison’s Chief Financial Officer also ensures that the Audit Committee is apprised of relevant developments and issues.

● Third-Party Presentations for the Board
From time to time, a leading Canadian law firm provides topical presentations via webinar or other presentation to Denison’s Board. In addition, the Company’s external auditor provides education when requested and warranted.

● Updates and Subscriptions
Management distributes updates, newsletters and articles on industry and regulatory information to the Board on a regular basis via email. Additionally, the Company maintains subscriptions to regular newsletters on topics of interest for circulation to the Board.

The Corporate Governance and Nominating Committee also coordinates an orientation session for new Board members, covering a range of topics from the role of the Board, its committees and directors to Denison’s business and the uranium business generally.

Directors’ and Officers’ Liability Insurance
The Company maintains liability insurance for its directors and officers acting in their respective capacities in an aggregate amount of $50,000,000, subject to a deductible of $500,000 per occurrence for insured claims including claims under securities laws for which the Company has provided an indemnity. There is no deductible for non-indemnified claims. The current policy is for the period from November 1, 2018 to November 1, 2019. The premium paid by the Company in 2018 for its directors’ and officer’s liability insurance was $310,628. No amounts were paid by individual directors and officers for this coverage.

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DIRECTOR COMPENSATION
Denison recognizes the contribution that its directors make to the Company and seeks to compensate them accordingly. The Compensation Committee is responsible for making recommendations as to director compensation for the Board’s consideration and approval. When annually reviewing the Board’s compensation arrangements, the Compensation Committee considers the following objectives:

● Board compensation should be competitive to attract talent.
Compensation is set at a level that will attract desirable candidates and retain current directors. Denison recognizes that there is considerable competition for qualified directors in the mining sector.

● Board compensation should reward directors appropriately.
Denison recognizes that directors need to be compensated fairly for their time and efforts and the risks and responsibilities which they assume as directors in an increasingly complex regulatory environment.

● Board compensation should align the interests of directors with those of the Shareholders.	Denison’s compensation package, including fees, share units and options, coupled with the Share ownership requirement imposed on directors aligns directors’ interests with those of its Shareholders.
● Board compensation should be fair.	Denison seeks to reward its directors reasonably and on par with directors of comparable companies.

In 2010, the Compensation Committee engaged Towers Watson & Co. to evaluate the Board's compensation. The Compensation Committee adopted a number of key principles for Denison’s directors’ compensation from the Towers Watson report which the Committee still applies when making compensation decisions:

●
Director compensation must appropriately reward directors for their time commitment and compensate them for the risks and responsibilities they assume in their roles for the Company.
●
Competitive director compensation is critical to the Company’s ability to attract and retain qualified and desirable directors.
●
A portion of directors’ compensation should be by way of equity, to provide further incentive to directors beyond ordinary cash compensation.

To achieve these objectives, Denison’s directors receive cash and equity compensation.

In 2015, the Compensation Committee engaged Global Governance Advisors ("GGA") to assist in the evaluation of the Board's compensation in comparison to the Company's peer group, with reference to the "2014 Report on Executive & Board Remuneration" produced by GGA. Having considered the report by GGA and the Company's current operations, the Compensation Committee concluded that a revision to the Board compensation would be appropriate. The compensation was adjusted to remove compensation for attendance at individual meetings of the Board and the four standing committees.

In 2018, as part of the Compensation Committee’s ongoing review of Board compensation, and its broader commitment to enhance governance practices and to be cognizant of current market trends in directors’ compensation, the Board revised its compensation structure and granted Restricted Share Units under the Corporation’s Share Unit Plan, and did not grant stock options to the directors. See “Equity Compensation” for more details.

Cash Compensation
In 2018, Denison’s director cash compensation included an annual retainer which varied depending on a director’s role on the Board, an annual chair fee for serving as a committee chair and an annual committee membership fee for serving on a committee of the Board. The table below sets out non-employee directors’ retainers and fees as at December 31, 2018.

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Annual Retainer1	CAD$
Non-employee Directors	30,000
Committee / Chair Fees	CAD$
Board Chair	10,000
Audit Committee Chair	15,000
Other Committee Chairs	8,500
Committee membership2	3,000
Note to Cash Compensation:
1.
No retainer is payable to any director who attends less than 50% of Board meetings.
2.
The EHS Committee chair and members have waived receipt of fees for their services on such committee.

Denison also reimburses directors for any reasonable travel and out-of-pocket expenses relating to their duties as directors. The Company was party to a services agreement with Lundin S.A., to provide certain office and boardroom access and administrative support to directors and officers of Denison using the Lundin S.A. offices in Geneva, Switzerland, which access and services were most often used by the Company's former Executive Chairman. Lukas Lundin. Effective September 30, 2018, that services agreement was terminated in connection with Mr. Lundin’s resignation in August 2018.

Equity Compensation
The Board believes that equity grants help to align directors’ interests with those of Shareholders and also provide additional incentive to directors for corporate performance.

In 2018, Denison compensated its directors through the grant of share units under the Company’s Share Unit Plan (the “Share Unit Plan”). Effective April 2, 2018, 66,000 Restricted Share Units (“RSUs”) were granted to the then Executive Chairman and 33,000 RSUs were granted to each other Denison director. In prior years, directors had been granted stock options, pursuant to Denison’s Share Option Plan (the “Option Plan”). In 2017 and 2016, the Board granted 100,000 options to the Executive Chairman and 50,000 options to each other director.

2018 Director Compensation
The table below sets out what Denison paid to non-employee directors in retainers and fees in 2018.

Name	Retainer and Fees Earned	Share-based Awards	Option-based Awards	All Other Compensation	Total
	(CAD$)	(CAD$)1	(CAD$)	(CAD$)	(CAD$)
Robert Dengler2	46,000	21,450	Nil	Nil	67,450
Brian Edgar	41,500	21,450	Nil	Nil	62,950
Ron Hochstein2	37,500	21,450	Nil	Nil	58,950
Kwang Hee Jeong3	19,500	21,450	Nil	Nil	40,950
Jack Lundin2,4	13,000	Nil	Nil	Nil	13,000
Lukas Lundin4	27,375	42,900	Nil	Nil	70,275
William Rand	34,875	21,450	Nil	Nil	56,325
Moo Hwan Seo3	10,500	Nil	Nil	Nil	10,500
Catherine Stefan5	61,600	21,450	Nil	Nil	83,050
Patricia Volker4	12,600	Nil	Nil	Nil	12,600
Notes to 2018 Director Compensation:
1.
This amount represents the fair value of awards made under the Share Unit Plan for the applicable financial year. The fair value is determined using the closing price of Denison’s shares on the TSX on the trading day prior to the grant date.
2.
For participation on the Company’s ad hoc Technical Committee, Mr. Dengler ($7,500), Mr. Hochstein ($7,500) and Mr. Lundin ($2,500, pro-rated from when he joined the Board) each received fees.
3.
Directors fees for Mr. Jeong (until his resignation on August 9, 2018) and Mr. Seo (from his appointment on August 9, 2018) were paid to KHNP Canada Energy Ltd.
4.
Mr. Lukas Lundin resigned, and Mr. Jack Lundin and Ms. Volker joined, the Board on August 9, 2018.
5.
Ms. Stefan received $3,200 for attendance at SOX meetings in 2017 in addition to her annual retainer.

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Directors’ Outstanding Option-Based Awards
Each non-employee director’s option-based awards outstanding at the end of 2018 is as follows:

Name	Number of Shares underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)1
Robert Dengler	50,000	1.82	March 5, 2019	Nil
	50,000	1.10	March 6, 2020	Nil
	50,000	0.64	March 10, 2021	Nil
	50,000	0.85	March 8, 2022	Nil
Total	200,000
Brian Edgar	50,000	1.82	March 5, 2019	Nil
	50,000	1.10	March 6, 2020	Nil
	50,000	0.64	March 10, 2021	Nil
	50,000	0.85	March 10, 2022	Nil
Total	200,000
Ron Hochstein	200,000	1.82	March 5, 2019	Nil
	250,0002	1.10	March 6, 2020	Nil
	50,000	0.64	March 10, 2021	Nil
	50,000	0.85	March 10, 2022	Nil
Total	550,000
Jack Lundin3	Nil	Nil	N/A	Nil
Total	Nil
William Rand	50,000	1.82	March 5, 2019	Nil
	50,000	1.10	March 6, 2020	Nil
	50,000	0.64	March 10, 2021	Nil
	50,000	0.85	March 10, 2022	Nil
Total	200,000
Moo Hwan Seo3	Nil	Nil	N/A	Nil
Total	Nil
Catherine Stefan	50,000	1.82	March 5, 2019	Nil
	50,000	1.10	March 6, 2020	Nil
	50,000	0.64	March 10, 2021	Nil
	50,000	0.85	March 10, 2022	Nil
Total	200,000
Patricia Volker3	Nil	Nil	N/A	Nil
Total	Nil
Notes to Directors’ Outstanding Option-Based Awards:
1.
Option values have been calculated using the closing price of the Shares on the TSX on December 31, 2018 (last trading date of 2018) of $0.63 per share, less the applicable exercise price of the outstanding options. As at December 31, 2018, some of the above options had not fully vested. The above value of unexercised in-the-money options has been computed assuming that all of the options have vested.
2.
Mr. Hochstein received a grant of options in recognition of his services as President and CEO prior to resigning those roles in January 6, 2015 and March 23, 2015, respectively, in addition to the options received for his role as Executive Chairman of Denison at the time of this grant.
3.
Ms. Volker and Messrs. Lundin and Seo joined the Board in August 2018, and no options were granted to directors in 2018.

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Directors’ Outstanding Share-Based Awards
Each non-employee director’s share-based awards outstanding at the end of 2018 is as follows:

Name	UnvestedShare Units (#)	Market or payout value of Unvested Share Units ($)	Vested but Unpaid Share Units (#)	Market or payout value of Vested but Unpaid Share Units ($)
Robert Dengler	33,000	20,790	N/A	Nil
Total	33,000
Brian Edgar	33,000	20,790	N/A	Nil
Total	33,000
Ron Hochstein	33,000	20,790	N/A	Nil
Total	33,000
Jack Lundin2	Nil	Nil	N/A	Nil
Total	Nil
William Rand	33,000	20,790	N/A	Nil
Total	33,000
Moo Hwan Seo2	Nil	Nil	N/A	Nil
Total	Nil
Catherine Stefan	33,000	20,790	N/A	Nil
Total	33,000
Patricia Volker2	Nil	Nil	N/A	Nil
Total	Nil
Notes to Directors’ Outstanding Share-Based Awards:
1.
In April 2018, each non-employee director on the Board at that time received a grant of 33,000 restricted share units, vesting equally over three years. Share unit values have been calculated using the closing price of the Shares on the TSX on December 31, 2018 (last trading date of 2018) of $0.63 per share.
2.
Ms. Volker and Messrs. Lundin and Seo joined the Board in August 2018, and no equity compensation was granted to directors on or after such date in 2018.

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Value Vested or Earned in 2018
The following table sets out for each non-employee director the value of the Company’s equity plan compensation vested or earned during the financial year ended December 31, 2018. The Company had no non-equity incentive plan compensation for directors at December 31, 2018.

Name	Option-based awards Value vested during the year1 ($)	Share-based awards Value vested during the year2 ($)
Robert Dengler	(7,250)	N/A
Brian Edgar	(7,250)	N/A
Ron Hochstein	(7,250)	N/A
Kwang Hee Jeong3	(6,250)	N/A
Jack Lundin3	N/A	N/A
Lukas Lundin3	(14,500)	N/A
William Rand	(7,250)	N/A
Moo Hwan Seo3	N/A	N/A
Catherine Stefan	(7,250)	N/A
Patricia Volker3	N/A	N/A
Notes to Value Vested or Earned in 2018:
1.
The value vested during the year reflects the aggregate dollar value that would have been realized if the options that vested in 2018 were exercised on their vesting date. A negative value indicates that the exercise price of the option exceeds the market value of Denison’s shares on the vesting date.
2.
No share units vested in 2018.
3.
Mr. Jack Lundin, Mr. Seo and Ms. Volker joined, and Mr. Lukas Lundin and Mr. Jeong resigned from, the Board on August 9, 2018. Mr. Lukas Lundin and Mr. Jeong’s unexercised and/or unvested equity compensation expired 30 days after their departure.

Share Ownership Requirement
The Board has adopted a Share ownership requirement for its members. It provides that all non- employee directors must own a requisite number of Shares by the later of five years from becoming a non-employee director or March 7, 2013, being the date on which the Share ownership requirement was increased. In accordance with the Share ownership requirement, directors are required to own Shares with a cost equal to three times the value of their annual director retainers. Stock options and share units do not count toward directors’ Share ownership requirements. The Board has exempted nominees of KHNP, the Company’s largest shareholder, from this requirement. In 2018, all directors were in compliance with the Share ownership requirement (either owning sufficient shares, within the five year period of becoming a non-employee director or otherwise exempt).

Loans to Directors
As at the date of this Circular, Denison and its subsidiaries had no loans outstanding to any current or former directors, except routine indebtedness as defined under Canadian securities laws.

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EXECUTIVE COMPENSATION
This section of the Circular discusses Denison’s executive compensation program and the pay decisions affecting its Named Executive Officers (Denison’s CEO, CFO and the other three most highly compensated executive officers, collectively, the “NEOs”). The NEOs for 2018 were:

NEO	Position(s) during 2018
David Cates	President & Chief Executive Officer
Mac McDonald	Vice President Finance & Chief Financial Officer
Peter Longo	Vice President, Project Development
Michael Schoonderwoerd	Vice President, Controller
Dale Verran	Vice President, Exploration

The Objectives of the Company’s Compensation Program
Denison strives to improve Shareholder value through sustainable corporate performance. The Company recognizes that its employees and, in particular, the leaders within the organization have a significant impact on Denison’s success.

In support of its goal, Denison’s executive compensation program has three objectives:

1. Align the interests of its executive officers with the long-term interests of the Company and its Shareholders.
2. Link compensation to the performance of both the Company and the executive.
3. Compensate executive officers at a level and in a manner that ensures that Denison is capable of attracting and retaining talented executives.

Managing Risk
When determining an executive’s compensation package, the Compensation Committee seeks to balance annual performance incentives, which are awarded based on success against pre-established short-term corporate and individual goals, with long-term incentive payments focused on longer term performance of the Company, including stock option grants under the Option Plan and share units granted under the Share Unit Plan. The Compensation Committee also considers the implications of each of the various components of the Company’s compensation policies and practices to ensure that executive officers are not inappropriately motivated towards shorter-term results or excessive risk taking or illegal behaviour.

The Compensation Committee uses a number of strategies to reduce the risk associated with compensation, including:

●
Reviewing and approving annual individual objectives of executives and then assessing performance against these objectives when awarding the individual performance component of the annual bonus;
●
Considering the Company’s performance relative to its peers when reviewing the corporate performance component of the NEO’s annual bonus;
●
Making the annual bonus payment of the CEO and the CFO conditional upon a claw back agreement, whereby each of them personally agrees to reimburse any portion of their bonus payment which is awarded for achievements that are found to involve their fraud, theft or other illegal conduct;
●
Considering individual performance against set objectives when determining the quantum of any equity grants to executives;
●
Setting equity compensation granting policies, including setting standard vesting and/or settlement terms for share unit and stock option grants which align optionees’ interests with longer term growth of the Company;

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●
Acknowledging the Board’s role in overseeing compensation policies and practices and exercising discretion to adjust payouts up or down; and
●
Prohibiting Denison’s directors and officers from purchasing financial instruments that are designed to hedge or offset a decrease in market value of the Shares.

Compensation Decision-Making
At the beginning of each year, the Board reviews the Company’s performance and the analysis and recommendations of the Compensation Committee in respect of NEO compensation. As applicable, the Compensation Committee provides to the Board (a) its assessment of the competitiveness of base salaries within Denison's peer group, (b) its recommendations for annual performance incentives for the Company’s executives, based on the prior year’s performance of such executives and the Company as a whole, and (c) its recommendations regarding base salaries, long term incentive awards and annual performance objectives for the current fiscal year.

The Compensation Committee reviews all of Denison’s policies and programs relating to executive compensation and makes recommendations to the Board. This process involves:

● Benchmarking and Executive Incentive Bonus Plan review
The Compensation Committee periodically reviews Denison’s compensation practices against a peer group of companies to ensure that the Company’s compensation is in line with industry. At the same time, the Compensation Committee reviews the Executive Incentive Bonus Plan (the “Bonus Plan”) annually and considers if any modifications are required.

● Establishing objectives to measure performance
The objectives of the CEO are reviewed by the Compensation Committee and recommended to the Board for ultimate approval. The Compensation Committee reviews and approves the annual objectives of the other NEOs.

● Evaluating performance	The performance of the CEO is reviewed by the Compensation Committee. The performance of the other NEOs is reviewed by the CEO and reported to the Compensation Committee.
● Determining compensation packages
The CEO’s base salary and bonus grants are calculated, reviewed by the Compensation Committee and recommended to the Board for ultimate approval. The base salaries and bonuses of the other NEOs are reviewed and approved by the Compensation Committee. The Board approves all equity based grants.

Compensation Consultant Advice
In connection with the appointment of David Cates as its new President and CEO in 2015, Denison retained the services of Global Governance Advisors ("GGA") to review the compensation of the President and CEO and to provide insight regarding market best practices for CEO severance provisions and one-time equity awards upon promotion.

In 2017, Denison again retained the services of GGA to review and report on the competitiveness of the Company’s long-term incentive plan, after the Company received feedback from certain investors, suggesting the Company’s management could hold more equity in the Company.

Benchmarking
Denison seeks to provide competitive total compensation packages to its executive officers to ensure that it attracts and retains the most talented individuals. Accordingly, the Compensation Committee relies on input from independent compensation advisors from time to time and other outside information, including the insight of Board members. Denison’s target compensation position is the median against a peer group of similar type and size of Canadian mining companies.

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In early 2017, Denison retained the services of GGA to review the Company’s peer group, assess the Company’s long term incentive plan and to provide insight regarding the typical pay mix for CEOs within the peer group. Included in the report was a digest of the mix of CEO pay amongst salary, short and long term incentive, as well as share ownership levels of the CEOs included in the peer group.

The following criteria were used in creating the Company’s peer group: North American-based companies, with a preference for Canadian headquartered companies listed on the TSX, at the pre-production stage of development, focused on exploration and development of precious metals or other minerals with three or more current expansion projects and generally of a similar size (0.5x to 2.0x) in terms of total assets and market capitalization. Based on these factors, it was determined that the following companies were suitable peer comparators for consideration in determining levels of senior executive compensation: Alexco Resources Corp., Energy Fuels Inc., UR-Energy Inc., Largo Resources Inc., NexGen Energy Ltd., Roxgold Inc., Fission Uranium Corp., Seabridge Gold Inc., Continental Gold Inc., Sabina Gold & Silver Corp., Lundin Gold Inc., Altius Minerals Corporation, Polymet Mining Corp., Premier Gold Mines Limited, Mountain Province Diamonds Inc. and Platinum Group Metals Ltd.

The results of the 2017 benchmarking review by GGA illustrated that the Company’s current pay mix was disproportionately weighted to base pay, as compared to its peers, and that the long term incentive portion of the pay mix was lacking. Accordingly, the Compensation Committee made modifications to its approach for the issuance of long term incentive awards, with a focus on the issuance of equity compensation in the form of stock options and share units. Going forward, the Compensation Committee will continue to evaluate the overall appropriateness of the Company’s NEO compensation.

Executive Compensation-Related Fees
Fees of (a) $16,800 were paid to GGA for services rendered to the Company in 2015 and, (b) $13,808 were paid to GGA for services rendered to the Company in 2017.

Compensation Framework
The Company uses three key compensation components to achieve the executive compensation program’s objectives: base salary, annual performance incentive and long-term incentive.

Base Salary
Base salary is a fixed component of pay that compensates executives for fulfilling their roles and responsibilities and aids in attracting and retaining the qualified executives. Base salaries are reviewed annually to ensure that they reflect how an individual fulfills his responsibilities and to ensure that Denison’s compensation stays competitive.

Annual Performance Incentives
Denison’s annual performance incentive is a short-term variable element of compensation in the form of a cash bonus. Based on a recommendation of the Compensation Committee, Denison’s Board has approved the Bonus Plan for Denison’s CEO, CFO and Vice-Presidents. Depending on an executive’s position within the Company, his or her bonus represents a varying percentage of his or her target total compensation. Denison’s most senior executives have the highest amount and proportion of annual incentive compensation as follows:

CEO – up to 80% of base salary
CFO – up to 50% of base salary
VP – up to 40% of base salary

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 The stated goal of Denison’s compensation program is to improve Shareholder value through sustainable corporate performance. Linking corporate and personal performance to support this goal, Denison has incorporated two performance measures into its bonus calculations:
Corporate performance is based on quantitative performance measures, while the individual component is both qualitative and quantitative.

1. Corporate performance
2. Individual performance

Corporate Performance Measures: Denison has chosen to measure corporate performance using recognized and objective measurements for Shareholders:

Shareholder Return (SR) measures, on the last day of the year, how well management has enhanced Denison’s Share price.

Shareholder Return Relative to Industry (SRI) measures the return of Denison’s Shareholders relative to the uranium industry’s return to shareholders.

The annual target for SR is set at the beginning of the year and determined by the CEO in consultation with the Compensation Committee. The actual Corporate Performance Measures will be determined at the end of the fiscal year and measure performance for that year. To eliminate the impact of a single trade at the close of the trading day, the share price used to evaluate SR and SRI will generally be the single day volume weighted average on the last trading day of the year. The allocation of the Corporate Performance measure is 50% to the SR measure and 50% to the SRI measure.

For 2017 and prior periods, industry return was assessed with reference to the Global X Uranium ETF, an investment fund listed on NYSE Arca. In 2018, the Global X Uranium ETF made substantial changes to its portfolio, as a result of which the Compensation Committee felt it no longer represented an appropriate benchmark to the industry in which the Company operates. As a result, the Compensation Committee has amended its approach to the calculation of SRI under the Executive Incentive Bonus Plan, by annually selecting a peer group of five directly comparable companies, expected to be the five largest pure uranium producers, developers and/or explorers with a market capitalization under $3 billion (small to mid-cap range) (the “SRI Peer Group”). For 2018, the SRI Peer Group was comprised of NexGen Energy Ltd., Fission Uranium Corp., Uranium Energy Corp., Berkeley Energia Limited, and Energy Fuels Inc., which collectively hold assets in Canada, the United States and Europe and have a combined market capitalization of approximately $2.2 billion.

Individual Performance Measures: Denison’s qualitative performance measurements reflect the performance of individuals and their teams in meeting Denison's annual business objectives. They include health, safety and environment metrics, budget cost control and execution of key business activities. For example, if in any year the Company suffers a fatality at any of its operations, the performance measurement of health, safety and environment component of the individual performance measure will be assessed at 0% for all executives under the plan.

Each year, the CEO meets with the executives to develop a set of Individual Performance Measures and to set objectives for the year, which are then presented to and approved by the Compensation Committee. The CEO also presents his Individual Performance Measures to the Compensation Committee for recommendation to the Board for approval.

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Bonus Weighting and Proportions
The following are the performance measure categories, and their weighting, for each executive.

	Corporate (%)	Individual (%)
CEO	70	30
CFO	60	40
VP	50	50

For each Performance Measure, there are three levels of achievement:

	Base Target	Stretch Target	Breakthrough Target
CEO	Up to 50%	60%	80%
CFO	Up to 30%	40%	50%
VP	Up to 20%	30%	40%

Long-Term Incentives
Equity based compensation, such as stock option and share unit grants to executives, play an important role in helping Denison meet the objectives of its compensation program. Equity compensation rewards long-term growth and an appreciation in Share price, thus creating Shareholder value. Additionally, equity compensation is commonplace in the Canadian mining industry and is an important part of keeping Denison’s compensation competitive with that of its peers.

The Compensation Committee has a “Stock Based Compensation Grant Policy”, as amended by approval of the Board on March 8, 2018 (the “Grant Policy”), which provides for a uniform granting practice for eligible employees at Denison. Under the Grant Policy, equity grants are made annually following the release of year end results.

For stock options, the exercise price will be set in accordance with the Option Plan and the Company’s Disclosure Policy. The Option Plan is described in detail starting on page 43 of this Circular. All options granted pursuant to the Grant Policy have a five year term, with half of the options granted vesting on the first anniversary of the grant, with the remainder vesting on the second anniversary of the grant.

Under the Company’s Share Unit Plan, share units can be granted as Restricted Share Units (where the Shares typically vest after the passage of a pre-determined amount of time) or Performance Share Units (where the Shares will only become issuable if, at the time of vesting, certain pre-determined performance conditions have been met). Any such grants would be in keeping with the policies of the Compensation Committee, and in keeping with the provisions of the Grant Policy and Share Unit Plan. The Share Unit Plan is described in detail starting on page 44 of this Circular.

The magnitude of an equity compensation grant for an employee is based on:

(a)
Scope of Role & Responsibility: an employee’s level of responsibility and ability to impact the Company’s results; and

(b)
Individual and Corporate Performance: the assessment of individual and corporate performance (as detailed above) is a factor in determining the quantity of equity compensation to be granted to Denison’s executive officers, linking the magnitude of equity based compensation to the objectives and achievements of each executive officer.

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Compensation of Named Executive Officers
The table below is a summary of base salary, incentive-based awards and other compensation awarded to the NEOs in the last three financial years.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Share-based awards1 ($)	Option-based awards2 ($)	Non-equity Annual Incentive Plans3 ($)	All other compensation4 ($)	Total compensation ($)
David D. Cates President and CEO	2018 2017 2016	306,300 300,000 270,000	627,900 Nil Nil	130,251 457,042 34,246	147,630 55,500 135,950	25,343 25,427 24,293	1,237,424 837,969 464,489
Mac McDonald Vice President, Finance & CFO	2018 2017 2016	253,210 248,000 220,000	460,850 Nil Nil	106,856 345,871 27,082	82,040 43,650 80,520	22,874 22,668 19,954	925,830 660,189 347,556
Peter Longo Vice President, Project Development	2018 2017 2016	249,660 245,000 240,000	255,450 Nil Nil	39,516 161,222 21,661	99,870 36,260 66,840	14,752 14,686 14,303	659,248 457,168 342,804
Michael Schoonderwoerd Vice President, Controller	2018 2017 2016	197,680 193,610 189,620	209,950 Nil Nil	30,987 119,791 15,012	48,530 26,810 46,450	27,055 24,671 23,542	514,112 364,882 274,624
Dale Verran Vice President, Exploration	2018 2017 2016	213,990 210,000 184,000	252,972 Nil Nil	33,185 119,104 13,104	50,070 32,130 46,090	13,325 13,287 12,063	563,542 374,521 255,257
Notes to Summary Compensation Table:
1.
Granted pursuant to the Share Unit Plan and ratified by Shareholders on May 3, 2018. The fair value has been determined using the closing price of Denison’s shares on May 2, 2018 of $0.65 per share (i.e. the closing price on the trading day prior to the accounting grant date of May 3, 2018).
2.
This amount represents the fair value, on the date of grant, of awards made under the Option Plan for the applicable financial year. The grant date fair value has been calculated using the Black Scholes option-pricing model. The key assumptions and estimates used for the calculation of the grant date fair value under this model include the risk-free interest rate, expected stock price volatility, expected life and expected dividend yield. Reference is made to the disclosure regarding the Option Plan in Note 21 in the Consolidated Financial Statements for the Year Ended December 31, 2018 available on SEDAR and EDGAR.
3.
These amounts were earned in the fiscal year noted and were paid in the following fiscal year. For 2018, 50% of the NEO bonuses were paid in cash, with 50% of the bonuses paid by a special grant of restricted share units (see page 38 for more details). For each of 2016 and 2017, 25% of the NEO bonuses were paid in cash, with 75% of the NEO bonuses paid by a special grant of stock options and/or restricted share units.
4.
These amounts consist of car allowance, travel-to-work or parking benefits, life insurance premiums and retirement savings benefits. The retirement savings benefits component exceeds 25% of the benefits included under the heading “All Other Compensation”, in 2018, 2017 and 2016, respectively as applicable, as follows (i) for Mr. Cates: $12,252, $12,000, $10,800; (ii) for Mr. McDonald: $10,128, $9,920, $8,800; (iii) for Mr. Longo: $9,987, $9,800, $9,600; (iv) for Mr. Schoonderwoerd: $13,837, $12,343, $11,377; and (v) for Mr. Verran: $8,560, $8,400, $7,360.

None of the NEOs received any non-equity awards under a long-term incentive plan, and the Company does not have any defined benefit or actuarial plans for active employees.

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Five-Year Trend Discussion
The annual compensation in the graphs below reflect total compensation for the CEO and the four other NEOs disclosed each year, rather than compensation from 2014 to 2018 for the current NEOs who may not have been NEOs in prior years. For example, the total compensation for Ron Hochstein, Mr. Cates' predecessor, is included in the above graph. The total compensation of Mr. Cates in his former role of Chief Financial Officer of the Company, is also included in “Other NEO Pay” in 2014.

Base Salaries:
After consultation with GGA on NEO Compensation in 2015, the Compensation Committee approved moderate increases in salary compensation for the NEOs for 2016. In 2017, the Compensation Committee deemed a further modest increase in salary compensation appropriate, in consideration of the team’s achievements. For 2018, the Compensation Committee approved only a cost of living adjustment for each NEO base salary.

With respect to the changes for each NEO, Mr. Cates became CFO on January 1, 2013, and the Compensation Committee did not make any adjustment to Mr. Cates’s base compensation in 2014 and early 2015 in his role as CFO, except for minor cost of living increases. In connection with his promotion to President and CEO in 2015, the Compensation Committee approved a 33.9% increase in Mr. Cates' salary, increasing it to $250,000. Mr. Cates’ salary was later increased to $270,000 for 2016 and $300,000 for 2017, in response to industry benchmarking and corporate achievements, with a small cost of living adjustment increasing it to $306,300 for 2018.

When Mr. McDonald was appointed CFO on March 23, 2015 his salary was set at $205,000 and he received increases to $220,000 in 2016 and $248,000 in 2017 to bring his salary closer to market benchmarks, with a cost of living adjustment to $253,210 in 2018. Mr. Longo joined the Company in 2014, and his compensation was set at $235,000. No adjustment was made to his salary until an increase to $240,000 for 2016, $245,000 for 2017 and $249,660 for 2018. Mr. Schoonderwoerd was appointed Vice President Controller on January 1, 2013. In 2016, Mr. Schoonderwoerd's salary was $189,610, which was modestly increased to $193,610 in 2017 and $197,680 in 2018. Mr. Verran was appointed VP Exploration and became an NEO effective January 1, 2016, with a salary of $184,000, which was increased to $210,000 in 2017 and $213,990 in 2018.

Equity Compensation:
In part due to investor feedback suggesting that the Company’s relatively young roster of NEOs could hold more equity in the Company, GGA was engaged in March 2017 to provide a report, in part, on the competitiveness of the Company’s long-term incentive plan. After consideration, the Compensation Committee approved both an “ordinary” grant of options (with the grant of 2,065,000 options to NEO’s in accordance with the Company’s Stock Option Grant Policy) and a “special” grant of options (with the additional grant of 1,735,000 stock options) in 2017, thereby increasing the NEOs’ stake in the Company’s equity. As a result, equity compensation saw a larger than typical increase in 2017. The “special” grant of options was also intended to compensate NEOs for what was assessed as under-optioning the previous year, based on the most recent benchmarking provided by GGA.

In addition, the Compensation Committee considered the form of equity being issued pursuant to the Company’s long-term incentive plan with reference to the March 2017 GGA report, which noted that the grant of share units under a share unit plan would assist management in increasing their respective share ownership levels in response to investor feedback. As a result, the Company’s Share Unit Plan, providing for the issuance of Restricted Share Units and Performance Share Units was adopted in March, 2018 and each NEO received a grant of both Performance Share Units, intended to be a one-time special grant to increase NEO equity holdings, and Restricted Share Units, as part of the annual bonus assessment. As a result, equity compensation saw another larger than typical increase in 2018.

There were no options or other equity compensation held by the NEOs that were re-priced downward during the most recently completed financial year of the Company.

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Performance Graphs

Cumulative Value of $100 Investment
The following graph compares the cumulative total shareholder return for $100 invested in the Shares on the Toronto Stock Exchange for the Company’s five most recently completed financial years with the cumulative total shareholder return of the TSX S&P/TSX Composite Index for the same period.

The Share performance as set out in the graph does not necessarily indicate future price performance. The Shares trade on the TSX under the symbol “DML”.

Data supplied by the TSX.

Five-Year Trend in NEO Total Compensation
Compared to Denison Cumulative Value of $100 Investment
To evaluate the trend in Denison compensation levels in relation to Share performance as measured in the graph above, Denison relied on the total annual compensation awarded for fiscal years 2015 through 2018 on the same basis as is currently disclosed in the “Summary Compensation Table” above, using the fiscal year 2014 as a base amount for comparing changes in compensation over time.

Denison Share data supplied by the TSX.

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Annual Performance Incentives
Denison's NEOs were eligible to receive a bonus for the year ended December 31, 2018, in accordance with the Company’s Bonus Plan. As previously discussed, computation of bonuses is based on assessments of corporate and individual performance.

2018 Corporate Performance
As explained on page 31 of the Circular, Corporate Performance Measures are assessed by looking at Shareholder Return (SR) and Shareholder Return Relative to Industry (SRI). The Compensation Committee had set a base target of 10% SR for 2018. For SRI, the performance of the Company’s selected SRI Peer Group is used as the bench mark for measuring industry performance. In 2018, the market cap weighted share price performance of the SRI Peer Group (when comparing their share price on the last trading day of the year in 2017 against 2018) was -25.21%.

When the Compensation Committee assessed the Company’s performance in 2018, it determined that Denison’s SR for the year was -6.7%. This performance was below the 10% SR target, but significantly exceeded the SRI benchmark of -25.21%. As a result, a bonus on account of SRI (which, in the aggregate for all NEOs was $189,880) was approved to be paid.

2018 Individual Performance
In March 2018, the Board of Directors approved individual objectives for Mr. Cates upon the recommendation of the Compensation Committee. In March 2019, the Compensation Committee assessed Mr. Cates' performance against these objectives to determine his entitlement under the Bonus Plan. The Committee determined that Mr. Cates had substantially completed his objectives, and the results of the Committee’s review are summarized, in part, as follows:

Objective		Assessment
1. Drive the development of the Wheeler River project consistent with the Company’s objective of becoming the next uranium producer in the Athabasca Basin.	√
● In September 2018, the Company announced the results of its Pre-Feasibility Study for Wheeler River (“PFS”). The results of the PFS were very positive, with the Phoenix deposit positioned as the lowest cost uranium development asset in the world.
● Wheeler was well positioned to commence the Environmental Assessment process and continue the consultation process with local communities.

2. Maximize the Company’s outcome with respect to the dilution and/or acquisition of Cameco Corporation’s interest in the Wheeler River project.	√
● Successfully acquired Cameco’s approximate 24% interest in the Wheeler River project in exchange for the issuance of 24.6 million Shares, representing less than 4.5% of the Company’s issued and outstanding Shares.

3. Obtain financing to fund continued exploration and evaluation activities at Wheeler River and other high priority properties to the end of 2019 and beyond.	√	● Obtained financing for 2019 exploration program with closing of $5,000,000 bought deal private placement of flow-through Shares in November 2018.
4. Meet or surpass operating plan / budget objectives, including by maintaining or increasing the sources of internally generated cash flows and reducing expenditures.	√	● Bolstered DES’s pursuit of business opportunities, with the appointment of a Business Development Manager. ● Achieved Corporate G&A savings in 2018.
5. Enhance the scope of the Company’s investor relation and stakeholder relation activities.	√
● Successfully rolled out new corporate website and presentations during 2018.
● Hiring of Tim Gabruch, VP Commercial, whose industry expertise has been relied upon as a touch point for Shareholders with in-depth questions about the uranium market.

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6. Continue to instill a culture of 100% regulatory EH&S compliance		● Consistently positive Environment, Health and Safety reports continue to speak to Denison’s overall commitment to a culture of 100% regulatory and environmental compliance.
7. Continue to instill a culture of 100% ethical business conduct and zero tolerance	√	● Denison continues to be committed to maintaining a culture of 100% ethical business conduct and a reputation amongst industry participants and regulators as being highly reputable and ethical.

Each of the other NEO's eligible for a bonus for 2018 set individual performance objectives for 2018, and the Compensation Committee assessed their performance against these objectives for determining entitlement under the Bonus Plan.

In looking at Mr. McDonald's performance over 2018, the Compensation Committee determined that Mr. McDonald exceeded his bonus targets on all of his objectives. Among targets which he surpassed, Mr. McDonald (a) was a key contributor to corporate development, capital raising, investor relations and other strategic activities during the year; (b) assisted the project development team with the completion of the economic model for the PFS for Wheeler River, including tax impacts and after-tax valuation modeling; and (c) finalizing the DES finance team structure, including process and controls and monthly reporting.

The Compensation Committee concluded that Mr. Longo significantly outperformed against the majority of his objectives in 2018. Mr. Longo was determined to have exceeded his objectives relating to (a) the completion of the PFS, including breakthrough reductions in previously estimated operating and capital expenditures, the results of which suggest that the Company’s Phoenix deposit at Wheeler River could be the lowest cost uranium mining operation in the world; and (b) continued community consultation and the advanced preparation related to the Environmental Impact Assessment process, which is an important next step in the advancement of the Wheeler River project.

The Compensation Committee determined that Mr. Schoonderwoerd exceeded expectations during 2018 in respect of the majority of his objectives, most notably (a) development of the PFS economic model, and working directly and actively with all project development team stakeholders and carrying out detailed reviews of consultant cost estimates; (b) successfully implemented critical financial reporting projects, including the Company’s change in reporting currency from US dollars to Canadian dollars; and (c) continued ownership of the Company’s tax reporting and compliance responsibilities.

The Compensation Committee also considered Mr. Verran’s performance in 2018 against his objectives and concluded that Mr. Verran had outperformed against most of his objectives in 2018. Mr. Verran and the exploration team were successful in (a) discovering new mineralization at the Company’s high priority and pipeline projects; (b) participating in corporate initiatives, promoting the Company’s technical capabilities and building the Company’s reputation as a leader in uranium exploration; and (c) meeting and exceeding exploration cost targets on an “all-in” dollars per metre drilled basis.

All NEOs were recognized as exceeding their objectives in 2018 relating to health and safety, as the Company had no lost time accidents and was 100% compliant with applicable environmental and health and safety laws and regulations.

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Based on the foregoing, the assessment of the following NEOs’ bonus entitlement was:

Name	Corporate Calc./Max	Individual Calc./Max	Total Calc./Max
David Cates	28.0% / 56.0%	20.2% / 24.0%	48.2% / 80.0%
	$85,760	$61,870	$147,630
Mac McDonald	15.0% / 30.0%	17.4% / 20.0%	32.4% / 50.0%
	$37,980	$44,060	$82,040
Peter Longo	10.0% / 20.0%	30.0% / 20.0%	40.0% / 40.0%
	$24,970	$74,900	$99,870
Mike Schoonderwoerd	10.0% / 20.0%	14.6% / 20.0%	24.6% / 40.0%
	$19,770	$28,760	$48,530
Dale Verran	10.0% / 20.0%	13.4% / 20.0%	23.4% / 40.0%
	$21,400	$28,670	$50,070

It was determined by the Compensation Committee and the Board, on a recommendation from management, that the bonus entitlements be paid to the NEOs by way of a combination of cash (50%) and equity compensation (50%), as outlined below. Management’s approach provides for further equity investment in the Company by the NEO’s, and allows for conservation of the Company’s cash for investment in the Company’s 2019 objectives.

Name	Total Bonus($)	Cash Portion($)	Equity Portion($)	Bonus RSUs to be Granted (1)(#)
David Cates	$147,630	$73,815	$73,815	154,000
Mac McDonald	$82,040	$41,020	$41,020	86,000
Peter Longo	$99,870	$49,935	$49,935	104,000
Michael Schoonderwoerd	$48,530	$24,265	$24,265	51,000
Dale Verran	$50,070	$25,035	$25,035	52,000
Total	$428,140	$214,070	$214,070	447,000
Note:
1.
The RSUs to be granted in lieu of cash bonus compensation were valued at approximately $0.48 per Share Unit, based on a $0.63 Share price at December 31, 2018 and an estimated present value of the Shares to vest under the RSUs over the three year vesting period at an annual discount rate of 15%.

Long Term Incentive Plan Awards
In prior years, the Company employed two forms of incentive plans to award its employees for individual and Company performance, namely option-based awards and non-equity based awards in the form of cash bonuses. In March 2018, the Board adopted the Share Unit Plan and granted share-based incentives. See “Equity Compensation Plans” below, for more information.

Outstanding Equity-Based Awards
The following table sets out for each NEO the number and value of their options and share units outstanding on December 31, 2018. No share units were vested in 2018.

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	Option-based Awards				Share-based Awards
Name	Shares underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)1	Unvested Share Units (#)	Market or payout value of unvested Share Units ($)2
David Cates	91,000	1.82	Mar 5, 2019	Nil	316,000 RSUs	199,080
	155,000	1.10	Mar 6, 2020	Nil	650,000 PSUs6	409,500
	200,000	0.55	Nov 6, 2020	16,000
	355,7503	0.64	Mar 10, 2021	Nil
	1,927,6004	0.85	Mar 10, 2022	Nil
	774,2145	0.60	Mar 11, 2023	23,226
Total	3,503,564			39,226	966,000 SUs	608,580
Mac McDonald	103,000	1.01	Mar 20, 2020	Nil	259,000 RSUs	163,170
	100,000	0.55	Nov 6, 2020	8,000	450,000 PSUs6	283,500
	260,3003	0.64	Mar 10, 2021	Nil
	1,400,9004	0.85	Mar 10, 2022	Nil
	627,1815	0.60	Mar 11, 2023	18,815
Total	2,491,381			26,815	709,000 SUs	446,670
Peter Longo	82,000	1.10	Mar 6, 2020	Nil	93,000 RSUs	58,950
	80,000	0.55	Nov 6, 2020	6,400	300,000 PSUs6	189,000
	282,6503	0.64	Mar 10, 2021	Nil
	728,8004	0.85	Mar 10, 2022	Nil
	300,5005	0.60	Mar 11, 2023	9,015
Total	1,473,950			15,415	393,000 SUs	247,590
Michael	62,000	1.82	Mar 5, 2019	Nil	73,000 RSUs	45,990
Schoonderwoerd	74,000	1.10	Mar 6, 2020	Nil	250,000 PSUs6	157,500
	80,000	0.55	Nov 6, 2020	6,400
	126,5503	0.64	Mar 10, 2021	Nil
	533,2004	0.85	Mar 10, 2022	Nil
	229,7485	0.60	Mar 11, 2023	6,892
Total	1,105,498			13,292	323,000 SUs	203,490
Dale Verran	29,000	1.82	Mar 5, 2019	Nil	111,432 RSUs5	70,202
	29,000	1.10	Mar 6, 2020	Nil	300,000 PSUs6	189,000
	80,000	0.55	Nov 6, 2020	6,400
	63,000	0.64	Mar 10, 2021	Nil
	529,9004	0.85	Mar 10, 2022	Nil
	192,9005	0.60	Mar 11, 2023	5,787
Total	923,800			12,187	411,432 SUs	259,202

Notes for Outstanding Option-Based Awards:
1.
Option values have been calculated using the closing price of the Shares on the TSX on December 29, 2018 (last trading date of 2018) of $0.63 per share, less the applicable exercise price of the outstanding options. As at December 31, 2018, some of the above options had not fully vested. The above value of unexercised in-the-money options has been computed assuming that all of the options have vested.
2.
Share unit values have been calculated using the closing price of the Shares on the TSX on December 31, 2018 (last trading date of 2018) of $0.63 per share.
3.
Comprised in part of a special stock option grant to each NEO in lieu of cash payments, on account of NEO 2015 bonuses: Cates, 198,750; McDonald, 135,300; Longo, 185,650; and Schoonderwoerd, 56,550.
4.
Comprised in part of special stock option grants to each NEO (a) in lieu of cash payments, on account of NEO 2016 bonuses: Cates, 477,600; McDonald, 282,900; Longo, 234,800; Schoonderwoerd, 163,200; and Verran, 161,900; and (b) to address investor feedback and increase NEOs’ equity stake in the Company: Cates, 653,000; McDonald, 520,000; Longo, 237,000; Schoonderwoerd, 172,000; and Verran, 153,000.

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5.
Comprised in part of a special equity grants to each NEO in lieu of cash payments on account of NEO 2017 bonuses: Cates, 198,214 options; McDonald, 154,181 options; Longo, 129,500 options; Schoonderwoerd, 95,748 options; and Verran, 45,900 options and 31,432 RSUs.
6.
Special grant of performance share units in 2018, as approved by Shareholders on May 3, 2018, to further address investor feedback and increase NEOs’ equity stake in the Company.

Value Vested or Earned during 2018
The table below sets out information concerning the value of incentive plan awards, including option-based and non-equity incentive plan compensation, vested or earned during the financial year ended December 31, 2018 for each NEO.

Name	Option-based awards Value vested during year($)1	Share-based awardsValue vested during year($)	Non-equity incentive plan compensation – Value earned during the year($)
David D. Cates	(248,065)	Nil	147,630
Mac McDonald	(180,319)	Nil	82,040
Peter Longo	(96,753)	Nil	99,870
Michael Schoonderwoerd	(69,181)	Nil	48,530
Dale Verran	(67,498)	Nil	50,070
Note for Value Vested or Earned During 2018:
1.
The option value vested during the year reflects the aggregate dollar value that would have been realized if the options that vested in 2018 were exercised on their vesting date. Numbers in brackets constitute a negative value. For options, a negative value indicates that the exercise price of the options exceeds the market value of Denison’s shares on the vesting date. No share units vested in 2018.

Loans to Executives
As of the date of this Circular, Denison and its subsidiaries had no loans outstanding to any current or former NEOs, except routine indebtedness as defined under Canadian securities laws.

Compensation on Termination
Messrs. McDonald, Longo, Schoonderwoerd and Verran all had similar written executive employment agreements with the Company at the end of the financial year, which set out their rights in the event of termination, including termination without cause or termination by the executive for "Good Reason" (as defined below).

Upon termination of the employment agreement by either party for any reason, the NEO shall be paid all compensation earned by him (regardless of whether yet paid) as of the effective date of termination. In the event that the NEO's employment is terminated (a) by the Company for a reason other than just cause or (b) by the NEO in the event of a Good Reason, the NEO will be entitled to a payment equal to 18 months’ salary and a bonus payment in an amount equal to the bonus payment earned by such NEO for the fiscal year ending immediately prior to the effective date of termination.

Pursuant to Mr. Cates' executive employment agreement with the Company, upon termination of the employment agreement by either party for any reason, Mr. Cates shall be paid all compensation earned by him (regardless of whether yet paid) as of the effective date of termination. In the event that Mr. Cates's employment is terminated (a) by the Company for a reason other than just cause or (b) by Mr. Cates in the event of a Good Reason, Mr. Cates will be entitled to (i) a payment equal to 24 months’ salary, (ii) a bonus payment in an amount equal to the bonus payment earned by Mr. Cates for the fiscal year ending immediately prior to the effective date of termination, and (iii) a payment equivalent to 19% of the amount determined pursuant to (i) as compensation for discontinued benefits.

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In each contract, a Good Reason means:
●
the assignment of any duties inconsistent with the status of the executive's assigned office or a material alteration in the executive’s duties, responsibilities, status or reporting relationship;
●
a reduction in the executive’s annual base salary;
●
requiring the executive to be based in a different location;
●
any other events or circumstances which would constitute a constructive dismissal at common law; or
●
a “change of control” of the Company. A “change of control” means (a) the acquisition of control or direction by any holder of the voting rights of 50% or more of the Shares, (b) a cessation of the incumbent directors constituting a majority of the Board when the incumbent directors do not recommend or approve of the replacement directors, or (c) the approval by the Shareholders of (i) a business arrangement (such as an amalgamation, arrangement or merger) not approved by the Board which results in the current Shareholders immediately thereafter not holding more than 50% of the Shares; (ii) the liquidation, dissolution or winding up of the Company; or (iii) the sale, lease or other disposition of all or substantially all of the assets of the Company.

Pursuant to the Company's Option Plan, subject to a specific provision in an NEO employment agreement, all options held by directors and employees of the Company vest immediately following a change of control, which is defined in the Option Plan as the acquisition of 30% or more of the then outstanding Shares or a sale by the Company of substantially all of its assets. All options are then exercisable for a period of 60 days following the close of any such transaction.

Pursuant to the Share Unit Plan, subject to the provisions of any NEO employment agreement, all non-performance conditioned SUs vest in the event of a Termination on Change of Control, (a) all unvested RSUs outstanding shall immediately vest on the date of such termination; and (b) all unvested PSUs (with performance criteria outstanding) shall vest on the date of such termination using an Adjustment Factor as determined by the Committee. See “Equity Compensation Plans – Share Unit Plan”.

Pursuant to the employment agreements for each of Messrs. Cates, McDonald, Longo, Schoonderwoerd and Verran, if the NEO's employment agreement is terminated by the Company without cause or by the NEO for Good Reason, any of such NEO's unvested stock options will automatically vest and all stock options held by the NEO will be exercisable for a 90-day period.

The table below is a summary of the compensation that would have been paid to the NEOs if any of them had been terminated on December 31, 2018, which includes situations of termination without cause and termination without cause in the event of a change of control.

Name	Separation Pay($)	Bonus Payment($)	Value of In-the- Money Equity Awards1,2($)	Payment in lieu of Benefits ($)	Total($)
David D. Cates	612,600	55,500	647,806	116,394	1,432,300
Mac McDonald	379,815	43,650	473,485	Nil	896,950
Peter Longo	374,490	36,260	263,005	Nil	673,755
Michael Schoonderwoerd	296,520	26,810	216,782	Nil	540,112
Dale Verran	320,985	32,130	271,389	Nil	624,504
Notes to Termination Payouts:
1.
Includes the value of options and share units. See the notes for the “Outstanding Option-Based Awards” table above for details on calculations.
2.
The amount shown represents the incremental value of the NEOs’ unexercised in-the-money equity as at December 31, 2018, assuming all of the options and share units have vested. The Company would not be required to make any cash payment for this amount upon termination of the NEO.

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EQUITY COMPENSATION PLANS

Denison’s Option Plan is a fixed number share option plan under which a maximum of 39,670,000 Shares have been authorized for issuance, representing 6.73% of the Company’s issued and outstanding Shares as at December 31, 2018. The Option Plan was first implemented in 1997, and was amended and updated (with shareholder and regulatory approval) in 2006 and then again in 2013.

Denison’s Share Unit Plan is a fixed number share unit plan under which a maximum of 15,000,000 Shares are authorized for issuance, representing 2.55% of the Company’s issued and outstanding Shares as at December 31, 2018. The Share Unit Plan was first implemented by the Board on March 8, 2018, being ratified and confirmed by Shareholders at the Annual General and Special Meeting of Shareholders held on May 3, 2018.

On December 31, 2018, there were an aggregate of 13,865,193 options and 3,400,432 share units outstanding under their respective plans. For the fiscal years ended December 31, 2016, 2017 and 2018 (a) the annual burn rate for all of Denison’s equity compensation arrangements is 0.40%, 1.16% and 1.23%, respectively; and (b) the annual burn rate for securities issued under the Option Plan is 0.40%, 1.16% and 0.61%, respectively. The Share Unit Plan was first adopted in 2018, and the annual burn rate for the fiscal year ended December 31, 2018 was 0.62%.

As at December 31, 2018, the number and price of Shares to be issued under the Option Plan and Share Unit Plan, and the percentage relative to the number of issued and outstanding Shares of the Company, was as follows:

Plan Category	Number of Shares to be Issued upon Exercise of Outstanding Equity Compensation (a)	The number in (a) as Percentage of Issued and Outstanding Shares	Weighted – Average Exercise Price of Outstanding Equity Compensation (b)	Number of Shares Remaining Available for Future Issuance Under Equity Plan (excluding Shares reflected in (a))	Percentage of Issued and Outstanding Shares
Equity Compensation Plans Approved by Shareholders1 - Option Plan - Share Unit Plan	13,865,193 3,400,432	2.35% 0.58%	$0.83 N/A4	18,395,1072 11,599,5683	3.12% 1.97%
Equity Compensation Plans Not Approved by Shareholders	N/A	N/A	N/A	N/A	N/A
Notes:
1.
The Company’s Shareholder approved equity plans are the Option Plan and the Share Unit Plan. Reference is made to the disclosure regarding the Option Plan and the Share Unit Plan in Note 21 in the Consolidated Financial Statements for the Year Ended December 31, 2018, which are available on SEDAR and EDGAR.
2.
The maximum number of shares issuable under the Option Plan is 39,670,000. As at December 31, 2018, 21,274,893 options had been granted (less cancellations) since the Option Plan’s inception in 1997.
3.
The maximum number of shares issuable under the Share Unit Plan is 15,000,000. As at December 31, 2018, 2,200,000 PSUs and 1,200,432 RSUs (less cancellations) had been granted since the Share Unit Plan’s inception in March 2018.
4.
The share units issued under the Share Unit Plan do not have an exercise price and they entitle the holder to Shares upon vesting and settlement. As at December 31, 2018, the issued and outstanding share units had a fair value of $0.63, based on the closing price of the Shares on the TSX on December 31, 2018 (last trading date of 2018) of $0.63 per share.

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Option Plan
The purpose of the Option Plan is to attract, retain and motivate the Company’s directors, officers, key employees and consultants and to align their interests with those of the Company and its Shareholders. The Compensation Committee administers grants under the Option Plan. All grants are subject to the approval of the Board.

Below are the key provisions of Denison’s Option Plan:

●
A maximum of 39,670,000 Shares are currently authorized for issuance under the Option Plan.

●
Denison’s directors, officers, employees and consultants of the Company or a subsidiary of the Company or any employee of a management company providing services to the Company or a subsidiary of the Company are eligible to participate under the Option Plan.

●
Options cannot have a term of over ten years; however, since 2011, the Board has adopted a practice of granting options with five year terms, with vesting in two equal parts on the first anniversary and the second anniversary from the grant date. The Compensation Committee takes into account previous grants when it considers new grants of options.

●
Grants are typically done annually. The Board fixes the exercise price of an option at the time of the grant at the TSX closing price of Shares on the trading day immediately before the date of the grant, and the exercise price cannot be lower than this price.

●
If a director, officer or an employee leaves the Company, all of their options will expire 30 days after they cease to be a director or an employee, except the expiry period is extended if the options would otherwise expire during a period of time when trading Shares is restricted. In certain cases, individual employment agreements may vary vesting rights and expiry periods upon termination or upon a change of control. See “Compensation on Termination” starting on page 40 for more information. The Option Plan provides that options granted to a consultant will terminate 30 days after the consultant agreement terminates.

●
The Option Plan does not provide for a restriction on the maximum number of securities issuable to any one person or company. However, no more than 10% of total Shares issued and outstanding can be reserved for issuance to insiders in a one-year period under the Option Plan and any other security based compensation arrangement, and no more than 10% of total Shares issued and outstanding can be issued to all insiders in a one-year period under the Option Plan and any other share compensation arrangement. Options cannot be transferred to another person.

●
The following kinds of changes require Shareholder approval under the terms of the Option Plan:

✓
any change to the number of Shares that can be issued under the plan, including increasing the fixed maximum number of Shares, or changing from a fixed maximum number to a fixed maximum percentage of Shares
 ✓
any change that increases the number of categories of people who are eligible to receive options, if it could increase the participation of insiders
 ✓
the addition of any form of financial assistance or any amendment to a financial assistance provision which is more favourable to participants
 ✓
the addition of a cashless exercise feature which does not provide for a full deduction of the number of underlying Shares from the plan reserve
 ✓
the addition of a deferred or restricted share unit or any other provision which results in Shares being received while no consideration is received by Denison
✓
discontinuance of the Option Plan
✓
any other amendments that could lead to a significant dilution of the Company’s outstanding Shares or may provide additional benefits to participants under the Option Plan, especially insiders, at the expense of the Company and its existing Shareholders

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●
No change to the Option Plan can alter or affect the rights of an option holder in a negative way without his or her consent, except as described in the Option Plan.

●
The Board has the power, subject to regulatory approval where required, to make a limited number of changes to the Option Plan, including amendments of a house keeping nature, changes to the vesting provisions of an option, a change to the termination provisions of an option, provided that the extension does not go beyond the original expiry date of the option and add a cashless exercise feature that provides for a full deduction of Shares from the plan reserve.

●
The Company prohibits the giving of financial assistance to facilitate the purchase of Shares to directors, officers or employees who hold options granted under the Option Plan.

●
Option grants to the CEO and the CFO are conditional upon a claw back agreement, whereby each of them personally agrees to reimburse any portion of their bonus payment (including options granted pursuant thereto) which is awarded for achievements that are found to involve their fraud, theft or other illegal conduct.

Share Unit Plan
The Company’s goal with equity compensation in general is for it to act as an important tool to help motivate directors, officers, key employees and consultants, attract and retain the best people, and to align the participant’s interests with those of the Company and its Shareholders. The purpose of the Share Unit Plan is to update the Company’s equity compensation program, bringing it in line with current market practices, and to create more flexibility in the types of incentive awards that may be made to eligible participants.

The Share Unit Plan was adopted in March 2018 (and ratified by Shareholders on May 3, 2018), after the Company received feedback from certain investors suggesting the Company’s management could hold more equity in the Company. As a result of that feedback, GGA was requested to provide a report, in part, on the competitiveness of the Company’s long-term incentive plan. In Part, the GGA report noted that the grant of share units under a share unit plan would assist management in increasing their respective share ownership levels and increase their exposure to the share price, in a different way than more traditional stock option ownership.

Below are the key provisions of Denison’s Share Unit Plan:

●
A maximum of 15,000,000 Shares are currently authorized for issuance under the Share Unit Plan. This represents 2.55% of the Company’s issued and outstanding Shares.

●
Participants may be granted restricted share units (“RSUs”) or performance share units (“PSUs”) or any combination of the foregoing.

●
Eligible participants in the Share Unit Plan are Denison’s directors, officers, employees and consultants of the Company or an affiliate of the Company or any employee of a management company providing services to the Company or an affiliate of the Company.

●
Grants are anticipated to be done annually.

●
The Committee will approve the vesting of the RSUs and PSUs, as applicable, at the time of grant of the applicable Share Units, and each grant letter will describe the vesting and settlement provisions. The PSUs to be conditionally granted under the Share Unit Plan will vest over five years, based upon the achievement of the performance vesting conditions. The RSUs conditionally granted under the Share Unit Plan will have a ratable vesting over three years.

●
Share Units will be settled on the first business day following the applicable vesting date, unless the holder of the Share Unit has elected to defer settlement.

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●
Participants shall be entitled to elect, by written notice to the Company, to defer the settlement of their Share Units until the date which is the earlier of (i) the date to which the participant has elected to defer receipt of Shares in accordance with Section 3.4 of the Share Unit Plan; and (ii) the date of the Participant’s Retirement, Resignation, Termination with Cause or Termination Without Cause or Termination after Change of Control of the Company (as each term is defined in the Share Unit Plan).

●
The Committee will have the option, at the time of the grant of the Share Units, to allow a participant to elect to settle their Share Units in cash instead of Shares issued from treasury. If, at the time of settlement, the participant elects to settle in cash, the cash payment will be determined by the number of Shares the participant would be eligible to receive multiplied by the market value, as calculated in accordance with the Share Unit Plan. The Company has the right to override the participant’s election and settle such RSUs or PSUs in shares issued from treasury. If a participant has elected to defer settlement, they will no longer be entitled to elect to receive cash on settlement of their Share Units.

●
Subject to the terms of the grant letter or a participant’s employment agreement:

●
in the event of Termination Without Cause: (a) if the participant has been continuously employed for at least two years, (i) any unvested RSUs will automatically vest and become available for settlement, and (i) the unvested PSUs will vest using an Adjustment Factor as determined by the Board, and (b) if the participant has been continuously employed for less than two years, all of the unvested RSUs and PSUs shall become void and the participant shall have no entitlement to the issuance of Shares under such Share Units.

●
in the event of the Retirement of a participant, their unvested Share Units will automatically vest on the date of Retirement and the Shares underlying such Share Units will be issued to the participant as soon as reasonably practical thereafter.

●
in the event of the death of a participant, their unvested Share Units will automatically vest on the date of death and the Shares underlying all Share Units will be issued to the participant’s estate as soon as reasonably practical thereafter.

●
in the event of the disability of a participant (as may be determined in accordance with the policies, if any, or general practices of the Company or any subsidiary), any of their unvested Share Units will automatically vest on the date on which the participant is determined to be totally disabled and the Shares underlying the Share Units held will be issued to the Participant as soon as reasonably practical thereafter.

●
in the event of a Termination on Change of Control, (a) all unvested RSUs outstanding shall immediately vest on the date of such termination; and (b) all unvested PSUs (with performance criteria outstanding) shall vest on the date of such termination using an Adjustment Factor as determined by the Committee.

●
Except pursuant to (a) a will or by the laws of descent and distribution, or (b) any registered retirement savings plans or registered retirement income funds of which the participant is and remains the annuitant, no Share Unit and no other right or interest of a participant is assignable or transferable.

●
Unless the Company has received requisite shareholder approval, under no circumstances shall the Share Unit Plan, together with all other security based compensation arrangements of the Company (including the Option Plan), result, at any time, in: (i) the aggregate number of Shares reserved for issuance to insiders (as a group) at any point in time exceeding 10% of the Company’s issued and outstanding Shares; (ii) the issuance to insiders (as a group), within a one‐year period, of an aggregate number of Shares exceeding 10% of the Company’s issued and outstanding Shares; (iii) the aggregate number of Shares reserved for issuance to all non‐employee directors of the Company exceeding 1% of the Company’s issued and outstanding Shares; or (iv) the grant to any individual non‐employee director of the Company of more than $150,000 worth of Shares annually. Subject to compliance with the foregoing, the Share Unit Plan does not provide for a restriction on the maximum number of securities issuable to any one person or company.

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●
Shareholder and applicable stock exchange approvals will be required for any amendment, modification or change to the provisions of the Share Unit Plan which would:

✓
materially increase the benefits to the holder of the Share Units who is an Insider to the material detriment of the Company and its shareholders;
✓
increase the maximum number of Shares which may be issued from treasury pursuant to Share Units granted pursuant to the Share Unit Plan (other than by virtue of adjustments pursuant to the Share Unit Plan);
✓
extend the expiry date for Share Units granted to Insiders under the Share Unit Plan;
✓
permit Share Units to be transferred, other than for normal estate settlement purposes or transfers to any registered retirement savings plans or registered retirement income funds of which the participant is and remains the annuitant;
✓
remove or exceed the Insider participation limits set forth in the Share Unit Plan;
✓
amend the definition of “Participant” to allow for additional categories of Participants or otherwise materially modify the eligibility requirements for participation in the Share Unit Plan; or
✓
modify the amending provisions in section 4.5 of the Share Unit Plan.

●
The Board has the power, subject to regulatory approval where required, to make a limited number of changes to the Share Unit Plan, including amendments of a house keeping nature, changes to the vesting or settlement provisions of an Share Unit, a change to the termination provisions of a Share Unit or the Share Unit Plan, any amendment respecting the administration of the Share Unit Plan, and any amendments to reflect changes to applicable securities or tax laws or that are otherwise necessary to comply with applicable law or the requirements of the applicable stock exchanges or other regulatory body having authority over the Company, the Share Unit Plan, the participants, or the Shareholders.

●
In the event of a Takeover Bid, if a bona fide Offer for Shares is made, the Board will have the sole discretion to amend, abridge or otherwise eliminate any vesting schedule related to each participant’s Share Units so that notwithstanding the other terms of this Plan, the underlying Shares may be conditionally issued to each participant holding Share Units so (and only so) as to permit the participant to tender the Shares pursuant to the Offer.

●
In the event of a Change of Control, the Committee has the right to provide for the conversion or exchange of any outstanding Share Units into or for units, rights or other securities in any entity participating in or resulting from a Change of Control, provided that the value of previously granted Share Units and the rights of participants are not materially adversely affected by any such changes. If the successor entity does not assume or provide valuable substitute security for the outstanding Share Units, (a) the Plan will be terminated effective immediately prior to the Change of Control, (b) all RSUs will vest and a specified number of outstanding PSUs will vest, as determined in the Board’s discretion using an Adjustment Factor (in accordance with the Share Unit Plan), and (c) the Share Units will automatically convert into the entitlement to receive a cash payment, to be paid by the Company in the same manner and timing as the underlying Share Unit would have been in accordance with the Plan, provided however, that such cash payment will not be paid later than December 31 of the third calendar year following the year in which the services giving rise to the award were rendered.

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●
If a dividend becomes payable by the Company on its Shares, at the Board’s discretion participants may be entitled to be credited with dividend equivalent payments in the form of additional RSUs and/or PSUs, as applicable, which additional units will be settled at the same time that the underlying RSUs and/or PSUs, as applicable, are settled.

●
Pursuant to the Share Unit Plan and the applicable policies and procedures of the Company, any Share Unit Awards granted to the CEO and CFO are conditional upon a claw back agreement, whereby each of them personally agrees to forfeit or reimburse any portion of their bonus payment, including PSUs, RSUs or Shares issued thereunder, which were awarded for achievements that are found to involve their fraud, theft or other illegal conduct.

The Compensation Committee administers grants under the Share Unit Plan, and subject to the terms of the Share Unit Plan, certain Grant Letters may alter the terms of the Share Unit Plan as it applies to any particular participant’s grant of Share Units. In addition, in certain cases, individual employment agreements may vary the rights of participants. All grants are subject to the approval of the Board, unless the Board delegates such approval to the Committee.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
No informed person, including any director, proposed director or executive officer of the Company, had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

ADDITIONAL INFORMATION
Additional information relating to the Company is available on Denison’s website at www.denisonmines.com, on SEDAR under the Company’s profile at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Financial information related to the Company is contained in the Company’s financial statements and related management’s discussion and analysis for its most recently completed financial year.

You may request a printed copy of the following documents free of charge by writing to the Corporate Secretary of the Company at 1100 - 40 University Avenue, Toronto, Ontario M5J 1T1:

●
The Company’s 2018 Annual Report, containing the Company’s consolidated financial statements and related MD&A for its year ended December 31, 2018;

●
Any subsequently filed quarterly report; or

●
The Company’s most recent Annual Information Form or Annual Report on Form 40-F.

APPROVAL
The contents and the sending of this Circular to Shareholders, the directors and the auditor of the Company have been approved by the Board.

By Order of the Board of Directors,
Catherine Stefan
Chair of the Board

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APPENDIX A

MANDATE OF THE BOARD, POSITION DESCRIPTIONS
AND LIMITS TO MANAGEMENT’S RESPONSIBILITIES

The Board of Directors of Denison Mines Corp. has adopted this written mandate and position descriptions for the Board, the Chair of the Board, the Chair of each Committee of the Board and the Chief Executive Officer (“CEO”), including the definition of the limits to management’s responsibilities.

On at least an annual basis, the Corporate Governance and Nominating Committee shall review and assess the adequacy of this mandate and make a recommendation to the Board regarding updating or amending the same.

1.
MANDATE AND POSITION DESCRIPTION FOR THE BOARD

(a)
The Board has adopted the following mandate in which it explicitly acknowledges responsibility for the stewardship of the Company and, as part of the overall stewardship responsibility, responsibility for the following matters:
(i)
to the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;
(ii)
the strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;
(iii) the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;
(iv)
succession planning, including appointing, training and monitoring of senior management;
(v)
the Company’s communications policy; and
(vi)
the Company’s internal control and management information systems.

(b)
The Board takes its responsibilities very seriously and expects that all directors will participate in Board and Committee meetings on a regular basis, to the extent reasonably practicable, and will review all meeting materials in advance of each meeting. Attendance of directors shall be taken at each Board meeting by the Corporate Secretary or Assistant Corporate Secretary.

(c)
At all times, a majority of the Board will satisfy the independence requirements set out by the Canadian Securities Administrators in National Policy 58-201 and any other applicable laws and regulations as the same may be amended from time to time. The independent directors shall meet at least once per year to discuss the Company’s matters.

(d)
The Company, together with its subsidiaries, is committed to conducting its business in compliance with the law and the highest ethical standards, and to the highest standards of openness, honesty and accountability that its various stakeholders are entitled to expect. The Audit Committee of the Board has established a Policy and Procedures for the Receipt, Retention and Treatment of Complaints Regarding Accounting or Auditing Matters, and the Company has established a Code of Ethics for Directors, Officers and Employees, which establishes procedures for directors, officers and employees to report any concerns or questions they may have about violations of the Code or any laws, rules or regulations. In addition, the Board will consider adopting other measures for receiving feedback from stakeholders if at any time the Board or its independent directors consider the foregoing to be inadequate.

(e)
All new directors will receive a comprehensive orientation. This orientation may vary from director to director, depending on his or her expertise and past experience, but in each case will be sufficient to ensure that each director fully understands the role of the Board and its committees, the contribution individual directors are expected to make (including the commitment of time and resources that is expected) and an understanding of the nature and operation of the Company’s business.

(f)
The Board will provide continuing education opportunities for all directors, where required, so that individual directors may maintain or enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of the Company’s business remains current.

(g)
Prior to nominating or appointing individuals as directors, the Board will consider the advice and input of the
Corporate Governance and Nominating Committee on all relevant matters, including:

(i)
the appropriate size of the Board, with a view to facilitating effective decision making; (ii)what competencies and skills the Board, as a whole, should possess; and
(iii)
what competencies and skills each existing director possesses.

2019 DENISON MANAGEMENT INFORMATION CIRCULAR

2.
POSITION DESCRIPTIONS FOR THE CHAIR OF THE BOARD, THE LEAD DIRECTOR, THE CHAIR OF BOARD COMMITTEES AND THE CEO

(a)
Where the Chair of the Board is not an independent director, in accordance with paragraph 1(c) of this Mandate and upon recommendation of the Corporate Governance and Nominating Committee, the Board will appoint from among the independent directors, a Lead Director to serve as such until the next meeting of shareholders where directors are elected, unless otherwise removed by resolution of the Board of Directors.

(b)
The Chair of the Board, if independent, or the Lead Director will:

(i)
act as the effective leader of the Board and ensure that the Board’s agenda will enable it to successfully carry out its duties;
(ii)
provide leadership for the Board’s independent directors;
(iii)
organize the Board to function independently of management, and ensure that the responsibilities of the Board are well understood by both the Board and management and that the boundaries between the Board and management responsibilities are clearly understood and respected;
(iv)
ensure that the Board has an opportunity to meet without members of management, regularly, and without non-independent directors at least once per year;
(v)
determine, in consultation with the Board and management, the time and places of the meetings of the Board;
(vi)
manage the affairs of the Board, including ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities and mandates, where appropriate, through its duly appointed committees, including:
o
ensuring that the Board works as a cohesive team and providing the leadership essential for this purpose;
o
ensuring that the resources available to the Board (in particular timely and relevant information) are adequate to support its work;
o
ensuring that a process is in place by which the effectiveness of the Board and its committees is assessed on a regular basis;
o
ensuring that a process is in place by which the contribution of individual directors to the effectiveness of the board and committees is assessed on a regular basis; and
o
ensuring that, where functions are delegated to appropriate committees, the functions are carried out and results are reported to the Board.
(vii)
ensure that the Board has a succession planning process is in place to appoint the Chief Executive Officer and other members of management when necessary;
(viii)
co-ordinate with management and the Corporate Secretary or Assistant Corporate Secretary to ensure that matters to be considered by the Board are properly presented and given the appropriate opportunity for discussion;
(ix)
preside as chair of each meeting of the Board;
(x)
communicate with all members of the Board to co-ordinate their input, ensure their accountability and provide for the effectiveness of the Board;
(xi)
in consultation with the CEO, and as appropriate, be available to, and respond to inquiries from, internal and external stakeholders; and
(xi)
act as liaison between the Board and management to ensure that relationships between the Board and management are conducted in a professional and constructive manner, which will involve working with the Chief Executive Officer to ensure that the conduct of Board meetings provides adequate time for serious discussion of relevant issues and that the Company is building a healthy governance culture.

The Chair of the Board or the Lead Director may, as the case may be, delegate or share, where appropriate, certain of these responsibilities with any committee of the Board.

(c)
Any special responsibilities and authorities of the Chair of any committee of the Board will be set out in the Terms of Reference/Mandate for the Committee. In general, the Chair of a Committee shall lead and oversee the Committee to ensure that it fulfills its mandate as set out in the Committee’s Terms of Reference/Mandate. In particular, the Chair shall:

(i)
organize the Committee to function independently of management, unless specifically provided otherwise in the Committee’s Mandate;
(ii)
ensure that the Committee has an opportunity to meet without members of management as necessary;
(iii)
determine, in consultation with the Committee and management, the time and places of the meetings of the Committee;
(iv)
manage the affairs of the Committee, including ensuring that the Committee is organized properly, functions effectively and meets its obligations and responsibilities;
(v)
co-ordinate with management and the Secretary to the Committee to ensure that matters to be considered by the Committee are properly presented and given the appropriate opportunity for discussion;

2019 DENISON MANAGEMENT INFORMATION CIRCULAR

(vi)
provide advice and counsel to the CEO and other senior members of management in the areas covered by the Committee’s mandate;
(vii)
preside as chair of each meeting of the Committee; and
(viii)
communicate with all members of the Committee to co-ordinate their input, ensure their accountability and provide for the effectiveness of the Committee.

(d)
The CEO, subject to the authority of the Board, shall have general supervision of the business and affairs of the Company and such other powers and duties as the Board may specify, from time to time. These responsibilities shall include making recommendations to the Board regarding the implementation, performance and monitoring, as the case may be, of each of the items referred to in paragraphs 2(b)(i) to (b)(viii) of this mandate and ensuring that procedures are in place and followed by the Company so that each of those items and any other requirement of the Board is implemented, performed and monitored in a prudent and responsible manner in accordance with the determinations of the Board. The Board will develop and approve periodically, as the Board considers necessary, the corporate goals and objectives that the CEO is responsible for meeting.

3.
LIMITS ON THE CEO’S AUTHORITY

(a)
Unless specifically instructed otherwise by the Board, and except as set out in Section 127(3) of the Ontario Business Corporations Act (the “OBCA”), the CEO of the Company has the responsibility and authority to transact any business or approve any matter:

(i)
in the ordinary course of business of the Company; and
(ii)
that is not in the ordinary course of business of the Company, but that is not likely to result in a material change, within the meaning of the Ontario Securities Act, with respect to the Company; and

(b)
In addition to those matters referred to in Section 127(3) of the OBCA, Board approval is required with respect to any business or matter that is not in the ordinary course of business of the Company and that is likely to result in a material change, within the meaning of the Ontario Securities Act, with respect to the Company.

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Denison Mines Corp. 1100 - 40 University Avenue Toronto, ON M5J 1T1 T 416 979 1991 F 416 979 5893 www.denisonmines.com TSX: DML NYSE American: DNN